UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended <u>December 31, 2022</u>

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____ to _____

Commission file number: <u>001-36379</u>

ENERGOUS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	46-1318953
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
3590 North First Street, Suite 210, San Jose, CA	95134
(Address of Principal Executive Offices)	(Zip Code)

(408) 963-0200

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value	WATT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12 (g) of the Act: Common Stock, par value $0.00001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act):   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $76,236,739. Solely for the purposes of this calculation, shares held by directors, executive officers and 10% owners of the registrant have been excluded. Such exclusion should not be deemed a determination or an admission by the registrant that such individuals are, in fact, affiliates of the registrant.

As of March 28, 2023, there were 91,032,030 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days after the end of the fiscal year ended December 31, 2022. Portions of such proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

ENERGOUS CORPORATION
TABLE OF CONTENTS

PART I 1
    Item 1. Business 1
    Item 1A. Risk Factors 9
    Item 1B. Unresolved Staff Comments.. 21
    Item 2. Properties... 21
    Item 3. Legal Proceedings 21
    Item 4. Mine Safety Disclosures.. 21
PART II.. 22
    Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases
       of Equity Securities.. 22
    Item 6. Reserved 22
    Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 23
    Item 7A. Quantitative and Qualitative Disclosures About Market Risk 27
    Item 8. Financial Statements and Supplementary Data 27
    Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. 54
    Item 9A. Controls and Procedures... 54
    Item 9B. Other Information 55
    Item 9C. Disclosures Regarding Foreign Jurisdictions That Prevent Inspections.................................... 55
PART III... 56
    Item 10. Directors, Executive Officers and Corporate Governance.. 56
    Item 11. Executive Compensation 56
    Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
       Stockholders Matters. 56
    Item 13. Certain Relationships and Related Transactions, and Director Independence 56
    Item 14. Principal Accountant Fees and Services.. 56
PART IV 56
    Item 15. Exhibits, Financial Statements and Schedules 57
    Item 16. Form 10-K Summary 59

PART I

As used in this Annual Report on Form 10-K ("Report"), unless the context otherwise requires the terms "we," "us," "our," and "Energous" refer to Energous Corporation, a Delaware corporation.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the "safe harbor" created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as "believe," "expect," "may," "will," "should," "could," "seek," "intend," "plan," "estimate," "anticipate" or other comparable terms. All statements other than statements of historical facts included in this Report regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Examples of forward-looking statements include, among others, statements we make regarding proposed business strategy; market opportunities; regulatory approval; expectations for current and potential business relationships; expectations for revenues, cash flows and financial performance; and anticipated results of research and development efforts. These forward-looking statements are based on our current information and beliefs. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are unpredictable and many of which are outside of our control. Actual results may differ materially from what is anticipated, so you should not rely on these forward-looking statements. Important factors that could cause actual outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully execute our commercialization strategy for our products that have received regulatory certification; receipt of necessary regulatory approval; our ability to find and maintain development partners, market acceptance of our technology; competition in our industry; protection of our intellectual property; and other risks and uncertainties described in the Risk Factors and Management's Discussion and Analysis of Financial Condition and Results of Operations sections of this Report and our subsequently filed Quarterly Reports on Form 10-Q. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Item 1. Business

Overview

We have developed our WattUp® wireless power technology, consisting of semiconductor chipsets, software controls, hardware designs and antennas, that enables radio frequency- ("RF") based charging for electronic devices. The WattUp technology has a broad spectrum of capabilities to enable the next generation of wireless power networks, delivering power and data in a seamless device portfolio. This includes near field and at-a-distance wireless charging with multiple power levels at various distances. We believe our WattUp technologies will help facilitate the deployment of the growing universe of Internet of Things ("IoT") applications. According to the International Data Corporation (IDC) August 2022 Market Forecast, the IoT market is forecasted to grow to approximately $1.1 trillion in spending by 2026. The initial IoT applications that we are targeting are in the areas of RF tags, electronic shelf labeling ("ESL") and IoT sensors for the retail, industrial, healthcare and smart home/office markets.

We believe our technology is innovative in its approach, in that we are developing solutions that charge electronic devices using RF. To-date, we have developed multiple transmitters and receivers, including prototypes as well as partner production designs. The transmitters vary based on form factor, power specifications and frequencies, while the receivers are designed to support a myriad of wireless charging applications including Bluetooth tracking tags, IoT sensors, ESLs, beacons, stock management devices, security cameras, handheld devices, smart automation, wearables and hearables.

The first end product featuring our technology entered the market in 2019. We started shipping our first at-a-distance WattUp PowerBridge enabled transmitters for commercial IoT applications in the fourth quarter of 2021, and we expect additional WattUp-enabled products to be announced as we move our business forward.

Our common stock is quoted on The Nasdaq Capital Market under the symbol "WATT". We were incorporated in Delaware in 2012. Our corporate headquarters is located at 3590 North First Street, Suite 210, San Jose, CA 95134. Our website can be accessed at www.energous.com. The information contained on, or that may be obtained from our website, is not, and shall not be deemed to be, part of this Report.

Our Business Strategy

We believe that a large market opportunity lies in wire-free low-power charging at-a-distance, which might develop as the Wi-Fi ecosystem developed. The goal is to ensure interoperability between transmitters and receivers that are based on our technology, regardless of who made them, installed them into finished goods, or marketed them. The implementation of previous ubiquitous solutions, such as Wi-Fi and Bluetooth, illustrates our goal. For example, Wi-Fi routers, regardless of their designer or manufacturer, work with Wi-Fi receivers installed in consumer electronics, regardless of manufacturer. We endeavor to:

- Build multiple integrated circuits ("ICs") to advance our technology;

- Develop, license and manufacture a complete transmitter solution to enable wireless power network growth;

- Develop reference designs to reduce early adopter risks, enable easier integration at lower costs and foster adoption;

- Continue to build additional value by converging networking, power and data to provide smarter vertical solutions in the retail, industrial, healthcare and smart/home office markets through our WattUp PowerBridge products designed for powering next generation IoT. First target applications include RF tags, ESLs and IoT sensors;

- Partner with leading technology and systems companies;

- Provide game-changing benefits to the consumer in terms of utility and convenience;

- Develop and execute on a strategy to gain global regulatory approval for ubiquitous unlimited distance charging; and

- Support the AirFuel™ Alliance (AFA), which recently announced that AirFuel RF, the radio frequency-based wireless charging technology from AirFuel Alliance, is now an industry standard, underpinning the compatibility of our WattUp technology across vendors and develop a common user experience at the application level.

For our technology to become a ubiquitous solution for charging at-a-distance, we intend to pursue an ecosystem strategy for our technology, engaging not only potential customers for our transmitter, receiver and power amplifier IC's but also their upstream and downstream value chain partners. We intend to capitalize on our first-to-market advantage and prioritize protection of our intellectual property portfolio, as we believe this strategy will make it less likely that a competing platform will be able to gain a solid foothold in the RF-based wireless charging market and compete with our technology in a meaningful way.

To engage with potential customers of the WattUp IC's, we offer the Evaluation Kits consisting of a transmitter and a receiver along with the enabling software to allow potential strategic partners to test the technology in their labs. The kits form a base "building block" component that is scalable to meet the needs of specific applications. We are developing processes and support capabilities to assist potential customers as they evaluate the technology and develop specific designs to incorporate it.

2

To validate our technology, we originally sought out customers that were smaller, more nimble early adopters with relatively short product cycles, with the aim of shipping fully integrated WattUp enabled devices to the consumer as quickly as possible. At the same time, we began to engage with larger, top tier customers with the ability to ship WattUp enabled consumer and IoT devices in mass quantities. We are also engaged with companies that have much longer product cycles in multiple vertical markets.

Since we are developing a new electronics charging paradigm, we expect many operational details of our strategy to continue to evolve as our technology matures, engineering breakthroughs occur and new partner collaborations are formed.

Impact of Current Global Economic Conditions on Our Business

Uncertainty in the global economy presents significant risks to our business. We are subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including as a result of inflation and rising interest rates, geopolitical factors, including the ongoing conflict between Russia and Ukraine and the responses thereto, supply chain disruptions and the remaining effects of the COVID-19 pandemic. We are closely monitoring the impact of these factors on all aspects of our business, including their impact on our operations, financial position, cash flows, inventory, supply chains, global regulatory approvals, purchasing trends, customer payments, and the industry in general, in addition to the impact on our employees.

We believe that the COVID-19 pandemic delayed adoption of our technology by potential customers who have experienced workforce and supply chain disruptions, and who continue to evaluate their future prospects and business models, including partnerships with us. Further delays in the adoption of our current or future products could result from the ongoing pandemic and other macroeconomic events. At times, certain of our outsourcing partners, component suppliers and logistical service providers have experienced disruptions, resulting in supply shortages that have affected and may continue to affect our sales. Similar disruptions could occur in the future.

Our Technology

Our WattUp® technology enables wireless charging ranging from contact-based applications to at-a-distance applications, which charge over the air. An award-winning, RF-based, scalable technology, WattUp transforms the way electronic devices are charged and powered.

Figure 1 below shows the current IC product line for Energous:


Energous Chips & Modules for Wireless Power Networks
EN4100 Transmitter
•EN4100 is a highly integrated System-on-Chip WattUp® RF-transmitter IC designed to provide optimal charging of WattUp® receiver devices
EN 2210 & EN2223 Receivers
• EN2210 and EN2223 feature four RF-to-DC receiver paths, allowing connection of 1 to 4 antennas dependent upon desired power and antenna area available
OR
EN3210 Power Amplifier
• EN3210 is a high power, high efficiency CMOS RF power amplifier that, together with the WattUp® wireless power transmitter EN4100, is designed to provide optimal charging of WattUp® receiver devices
EN3913M Power Amplifier Module & EN3921 Power Amplifier Controller
• EN3913M is a highly efficient, GaN power amplifier that delivers up to 38dBm of output power
• EN3921 supports biasing, monitoring and dynamic control
WattUp®
By Energous Corporation

Our small form factor antennas and one transmitter to many receivers capabilities represent significant advantages over RF-beamforming transmitters, which are larger, and higher cost wireless power technology implementations. Our current generation ICs have significantly reduced the size and cost of both transmitter technology and our receiver technology, and products under development are designed to further reduce size and cost. In addition, our ICs are designed for both lower-power and higher-power applications, efficiency and faster synchronization, while working within the constraints of multiple international regulatory environments.

In 2022 we continued to leverage the growing ecosystem of investments made by a number of IoT leaders. While participating at the CES 2023, we demonstrated the world's first smart football in partnership with Catapult. We also demonstrated the world's first battery-free CO2 sensor in partnership with Sensirion and a full battery-free sensor for lighting application targeting vertical farming in partnership with ams Osram. We also upgraded our IoT Wireless power network connecting Juniper Mist WiFi Access Points to multiple WattUp PowerBridge transmitters at 1W and 5W. We showed charging receiver device interoperability by simultaneously powering RF tags from Wiliot controlled by their Sensing as a Service Cloud Software, ESL tags using e-Peas devices, an IoT Device using Atmosic's BLE chips, and network edge computing, driven by Syntiant's Artificial Intelligence voice recognition technology all of which were managed by WattUp Software.

Figure 2 below shows the block diagram for our 1W WattUp PowerBridge Transmitter



1W WattUp PowerBridge
Wireless Charging Developer Kit Block Diagram
Transmitter
WattUp
RF Energy Harvester
AC/DC
dialog DA14682
BLE
energous EN4100
TX IC
energous EN3210
PA
ANT
ANT
energous EN2210
OR
RX IC
energous EN2223
OR Discrete
Harvesting Receiver
AEM30940
Supercap or Battery
BLE
Sensors
dialog DA14531

Our Competition

Competing methods for charging battery-powered devices include wall plug-in charging, inductive charging, magnetic resonance charging and more. To our knowledge, almost all consumer electronics equipped with a rechargeable battery come bundled with a charging method, such as a power cord. We believe the advantages of our WattUp technology including size, cost, mobility, foreign object detection and portability coupled with the unique capability to charge devices both on contact as well as at-a-distance in a fully compatible ecosystem will foster broad adoption of the technology over time.

A variety of wireless charging technologies are on the market or under development today. These competitive technologies fall into the following categories:

Inductive Coil Charging. Inductive coil charging uses a magnetic coil to create resonance, which can transmit energy over very short distances. Essentially this is a contact technology whereby the transmitter and receiver need to be closely aligned to charge. Power is delivered as a function of coil size (the larger the coil, the more power), and coils must be directly paired (one receiver coil to one transmitter coil = directly coupled pair). Products utilizing magnetic induction have been available for 10+ years in products such as rechargeable electronic toothbrushes.

Magnetic Resonance. Magnetic resonance is similar to magnetic induction, as it uses magnetic coils to transmit energy. This technology uses coils that range in size depending on the power levels being transmitted. It has the ability to transmit power at distances up to ~11 inches (30cm) which can be increased with the use of resonance repeaters It also has more flexibility of placement than magnetic induction.

Energy Harvesting. There are multiple companies looking at harvesting energy that may be present in certain environments. The energy harvested may come from a variety of sources, including Solar, Kinetic and Passive RF. Passive RF harvesting refers to using antennas and devices to harvest RF that may already be present in an environment, such as Wi-Fi, mobile phones, cordless phones and other RF emitting devices.

Laser. Laser charging technology uses very short wavelengths of light to create a collimated beam that maintains its size over distance, using what is described as distributed resonance to deliver power to an optical receiver.

Our Target Markets

We categorize our target markets as transmitter markets and receiver markets.

<u>Transmitter Target Markets</u>

Transmitters are devices that broadcast RF energy that can be accessed by WattUp-enabled receivers in consumer electronics. We believe our transmitter target market can be divided into three distinct applications for our technology:

- Stand-alone transmitters that are either sold independently or bundled as part of a pairing with WattUp-enabled receiver devices;

- Transmitters that are integrated into third party industrial, medical and enterprise devices; and

- Transmitters that could be integrated into Bridge and Wi-Fi routers to form a single device that provides both connectivity and wire-free power for a particular area.

We plan to release stand-alone and integrated transmitter technology in three categories:

WattUp Near Field Transmitters:

Because of its advantages over other forms of contact-based wireless charging, including incorporation into multiple form factors and potential compatibility with future distance transmitters, we expect transmitters using our WattUp Near Field technology to be the first WattUp enabled transmitter products on the market. These contact-based charging solutions are ideally suited for many electronic devices in both consumer and industrial markets such as wearables, IoT devices and other small electronics that require a small form factor receiver and a low-cost charging solution. They are also suitable for larger, more power-hungry devices such as smart watches and tablets. Initially these transmitters will be one-to-one (one transmitter to one receiver), with future versions being single transmitters for multiple receivers.

WattUp Far Field Transmitters:

Transmitters based on WattUp Far Field technology, which we refer to as the WattUp PowerBridge, are expected to provide low power charging for multiple devices with the capability of extending the range through the deployment of multiple WattUp PowerBridges. We expect that WattUp PowerBridge transmitters will have the ability to broadcast wireless power to WattUp enabled receiving devices for charging. WattUp PowerBridge transmitters may play a significant role in the charging of low power IoT devices– such as ESLs, RF tags, security cameras and IoT sensors.

Transmitters Integrated into Third Party Devices:

The "building block" core architecture developed for the WattUp technology is suited to a broad range of third party devices in both industrial and consumer markets. The flexibility of the architecture in terms of size, power, distance, and cost affords Energous customers the opportunity to match our technology with specific requirements and limitations typically found with complex integrations. For example, the WattUp transmit technology could be integrated into a WiFi router on the ceiling of a manufacturing floor or hospital ward providing both internet connectivity and wireless power to any devices within range.

WattUp PowerBridges:

We see the combination of wireless power router and the wireless bridges as a natural integration point and a synergistic application of both technologies. WattUp PowerBridges provide the bridge to Wi-Fi, 5G and other Wide Area network technologies while also providing wireless power to in-range receiver devices. WattUp PowerBridges share a number of technical characteristics with Wi-Fi routers in that: (1) both devices operate in the airwaves in the unlicensed industrial, scientific and medical bands, (2) both devices owe their success to the utility and convenience they bring to the consumer, (3) both devices rely on antennas, and (4) both devices "pair" or provide hand off capabilities which allow for networks to provision large sites.

<u>Receiver Target Markets</u>

We believe there are many potential uses for our receiver technology, including:

- IOT devices including asset trackers, sensors, retail displays, security devices

- Smart Home, Medical, Industrial, and other Sensors

- ESLs

- Logistics and asset tracking tags and sensors

- Peripheral devices such as computer mice and keyboards

- Remote controls

- Rechargeable lights

- Gaming consoles and controllers

- Hearing aids

- Rechargeable batteries

- Automotive accessories

- Smart textiles

- Wearables

- Medical devices

This list is meant to be illustrative only; we cannot guarantee that we will address any of these markets, and we may decide to address a market that is not on the list. We intend to continue to evaluate our target markets and choose new markets based on factors including (but not limited to) time-to-market, market size and growth, and the strength of our value proposition for a specific application.

Our Intellectual Property

Our most valuable asset is our intellectual property. This includes U.S. and foreign patents, patent applications and know-how. We have implemented an aggressive intellectual property strategy and are continuing to pursue patent protection for new innovations. As of March 10, 2023, the Energous IP portfolio contained over 200 issued patents organized along five (5) critical paths to implementation that we believe a competitor may have to navigate to commercialize wireless power technology. The paths are: Processing Algorithms, Antenna Designs, Transmitter and Receiver ASICs, Other Software Controls (e.g., Bluetooth® Management and Hardware (e.g., Board Layout). Further, we have additional pending patent applications in the U.S. and abroad. We intend to file for patent protection for the most valuable of our inventions, as well as for other new inventions that we expect to develop. This is a significant annual expense and we continually monitor the costs and benefits of each patent application and issued patent to ensure we pursue those that we believe are most protective for our business and expand our core value. So long as we make the business decision to continue paying maintenance and/or annuity fees, our issued patents have terms that would not expire earlier than 2030.

Government Regulation

Our wire-free charging technology involves the transmission of power using RF energy, which is subject to regulation by the FCC, international regulators and may be subject to regulation by other federal, state, local and international agencies. Our technology has been tested against U.S. and international safety requirements which has consistently demonstrated that our technology is safe. We continue to work with regulatory bodies to establish processes, standards and spectrum allocation to ensure devices incorporating WattUp technology can secure required domestic and international approvals.

As part of the regulatory approval process, devices incorporating the WattUp technology must obtain approvals under FCC Part 15 and/or FCC Part 18 in the U.S., depending on the specific application. Energous has received Part 15 and Part 18 FCC approvals for WattUp enabled products and has received regulatory approvals from many international agencies.

Current FCC Approvals for WattUp Technology

FCC ID	Description	Grant Date
2ADNG-MLA1599	Digital Transmission System Bluetooth Accessory 2.4GHz	12/30/2014
2ADNG-MT100	Close Coupled 5.8 GHz Charger Pad	05/24/2016
2ADNG-NF130	RF Wireless Charger and Receiver 5.8 GHz	05/02/2017
2ADNG-NF130	Digital Transmission System for Bluetooth 2.4 GHz	05/02/2017
2ADNG-MS300	Wireless Charger 913 MHz	12/26/2017
2ADNG-MS300	Digital Transmission System for Bluetooth 2.4 GHz	12/26/2017
2ADNG-MS300A	WPT Client Device 913 MHz	01/05/2018
2ADNG-MS300A	Digital Transmission System WPT Client Device with BLE 2.4 GHz	01/05/2018
2ADNG-NF230	RF Wireless Charger 918 MHz	04/09/2018
2ADNG-NF230	Digital Transmission System for Bluetooth 2.4 GHz	04/09/2018
2ADNG-NF330	RF Wireless Charger 918MHz	07/29/2019
2ADNG-NF330	Digital Transmission System for Bluetooth 2.4 GHz	07/29/2019
2ADNG-MS550	RF Wireless Charger 918MHz	04/21/2020
2ADNG-MS550	Digital Transmission System for Bluetooth 2.4 GHz	04/21/2020
2ADNG-MS550	RF Wireless Charger 918MHz	09/30/2020
2ADNG-MS550	Digital Transmission System for Bluetooth 2.4 GHz	09/30/2020
2ADNG-VN15	RF Wireless Charger 918MHz	10/19/2021
2ADNG-VN15	Digital Transmission System for Bluetooth 2.4 GHz	10/19/2021
2ADNG-VN1810	RF Wireless Charger 918MHz	11/30/2021
2ADNG-VN1810	Digital Transmission System for Bluetooth 2.4 GHz	11/30/2021
2ADNG-VN25	RF Wireless Charger 918MHz	01/14/2022
2ADNG-VN25	Digital Transmission System for Bluetooth 2.4 GHz	01/14/2022
2ADNG-VN55	RF Wireless Charger 918MHz	06/02/2022
2ADNG-VN55	Digital Transmission System for Bluetooth/Zigbee 2.4 GHz	06/02/2022
2ADNG-VN1820	RF Wireless Charger 918MHz	08/10/2022
2ADNG-VN1820	Digital Transmission System for Bluetooth 2.4 GHz	08/10/2022

As of December 31, 2022, we announced completion of the regulatory process for our WattUp PowerBridge wireless charging technology in US, Canada, Europe,India, China, UK, Korea, Australia and New Zealand, for unlimited distance wireless charging. As of March 20, 2023, products integrating WattUp® technology had received international regulatory approvals over 110 countries.

Manufacturing

As a fabless semiconductor company in the research and development stage, we foresee our manufacturing strategy to follow an outsourced manufacturing process. We are engaged with contract manufacturing partners in the United States and internationally.

Human Capital

As of March 20, 2023, we had 43 full-time employees, 33 of whom are Engineers. None of these employees are covered by a collective bargaining agreement, and we believe our relationship with our employees is good. We also employ consultants, including technical advisors, on an as-needed basis for their technical expertise. Consultants and technical advisors provide us with expertise in electrical engineering, software development, market research and accounting.

We are committed to maintaining a workplace free from discrimination and harassment on the basis of color, race, gender, age, disability, sexual orientation, religion, expression, or any other status protected by applicable law. Our management and employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace.

Seasonality

The industrial markets in which we are involved have minimal seasonal impact. The consumer markets for the commercial products that we anticipate our technology can be used in, including the markets in which we currently have proof of concept deployments, vary in their seasonal impact. Overall, we do not foresee a material seasonal impact to our revenue at this time.

Available Information

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended, or Exchange Act. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov. Copies of each of our filings with the SEC can also be viewed and downloaded free of charge at our website, https://ir.energous.com/, after the reports and amendments are electronically filed with or furnished to the SEC.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information set forth in this Report. We are subject to many risks and uncertainties that may harm our business, prospects, results of operations and financial condition. This discussion highlights some of the risks and uncertainties that might adversely affect our business, prospects, results of operations and financial condition in material ways. We believe that these are the most important risks and uncertainties that we face. We cannot be certain that we will successfully address these risks and uncertainties, and if we are unable to address them, our business may not grow, our stock price may suffer and you could lose all or part of your investment in us. Other risks and uncertainties that we have not yet identified, that we do not currently consider to be material, or that are similar to risks faced by other companies in our industry may also impair our business, prospects, results of operations and financial condition. The risks discussed below include forward-looking statements, and our actual results may differ substantially from what is in these forward-looking statements.

Risks Related to Our Financial Condition

We have no history of generating meaningful product revenue, and we may never achieve or maintain profitability.

We have a limited operating history upon which investors may rely in evaluating our business and prospects. We have generated limited revenues to date, and as of December 31, 2022, we had an accumulated deficit of approximately $363 million. Our ability to generate revenues and achieve profitability will depend on our ability to execute our business plan, complete the development and approval of our technology, incorporate the technology into products that customers wish to buy, and, if necessary, secure additional financing. There can be no assurance that our technology will be adopted widely, that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. Furthermore, there can be no assurance that we will be able to raise capital as and when we need it to continue our operations. If we are unable to raise sufficient additional capital, we may be required to delay, reduce or severely curtail our research and development or other operations, which could have a material adverse effect on our business, operating results, financial condition, long-term prospects and ability to continue as a viable business. If we are unable to generate revenues of sufficient scale to cover our costs of doing business, our losses will continue and we may not achieve profitability, which could negatively impact the value of your investment in our securities.

We will likely need additional financings to achieve our long-term business plans, and there is no guarantee that it will be available on acceptable terms, or at all.

We may not have sufficient funds to fully implement our long-term business plans. It is likely that we will need to raise additional capital through new financings, even if we begin to generate meaningful commercial revenue. For example, new product development for business partners may require considerable expense in advance of any substantial revenue being earned for such products. Such financings could include equity financing, which may be dilutive to our current stockholders, and debt financing, which could restrict our operations and ability to borrow from other sources. In addition, such securities may contain rights, preferences or privileges senior to those of current stockholders. As a result of current macroeconomic conditions and general global economic uncertainty (including as a result of the remaining effects of COVID-19, the ongoing conflict between Russia and the Ukraine and the global response thereto, increases in inflation, fluctuating interest rates and disruptions to global supply chains), political change, and other factors, we do not know whether additional capital will be available when needed, or that, if available, we will be able to obtain additional capital on reasonable terms. If we are unable to raise additional capital due to the volatile global financial markets, general economic uncertainty or any other factor, we may be required to curtail development of our technology or reduce operations as a result, or to sell or dispose of assets. Any inability to raise adequate funds on commercially reasonable terms or at all could have a material adverse effect on our business, results of operations and financial condition, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The U.S. capital markets have experienced and continue to experience extreme volatility and disruption. Inflation rates in the U.S. significantly increased in 2022 resulting in federal action to increase interest rates, adversely affecting capital markets activity. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have and may continue to experience cost increases, including increases in our supply chain costs. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred. Additionally, because we purchase component parts from our suppliers, we may be adversely impacted by their inability to adequately mitigate inflationary, industry, or economic pressures.

Risks Related to Our Technology and Products

We may not be able to develop all the features we seek to include in our technology.

We have developed commercial products, as well as working prototypes, that utilize our technology. Additional features and performance specifications we seek to include in our technology have not yet been developed. For example, some customer applications may require specific combinations of cost, footprint, efficiencies and capabilities at various frequencies, charging power levels and distances. We believe our research and development efforts will yield additional functionality and capabilities for our products over time. However, there can be no assurance that we will be successful in achieving all the features we are targeting, and our inability to do so may limit the appeal of our technology to consumers.

We may be unable to demonstrate the commercial feasibility of the full capability of our technology.

We have developed both commercial products and working prototypes that use our technology at differing power levels and charging distances, but additional research and development is required to realize the potential of our technology for applications at increasing power levels and distances that can be successfully integrated into commercial products. Research and development of new technologies is, by its nature, unpredictable. We could encounter unanticipated technical problems, the inability to identify products utilizing our technology that will be in demand with customers, getting our technology designed into those products, designing new products for manufacturability, regulatory hurdles and achieving acceptable price points for final products. Although we intend to undertake development efforts with commercially reasonable diligence, there can be no assurance that our available resources will be sufficient to enable us to develop our technology to the extent needed to create future revenues to sustain our operations.

Our technology must satisfy customer expectations and be suitable for use in consumer applications. Any delays in developing our technology that arise from factors of this sort would aggravate our exposure to the risk of having inadequate capital to fund the research and development needed to complete development of these products. Technical problems leading to delays would cause us to incur additional expenses that would increase our operating losses. If we experience significant delays in developing our technology and products based on it for use in potential commercial applications, particularly after incurring significant expenditures, our business may fail, and you could lose all or part of the value of your investment in the Company. If we fail to develop practical and economical commercial products based on our technology, our business may fail and you could lose all or part of the value of your investment in our stock.

Expanding our business operations as we intend will impose new demands on our financial, technical, operational and management resources.

To date we have operated primarily in the research and development phase of our business. If we are successful in commercializing our product offerings, we will need to expand our business operations, which will impose new demands on our financial, technical, operational and management resources. If we do not upgrade our technical, administrative, operating and financial control systems, or if unexpected expansion difficulties arise, including issues relating to our research and development activities, then retention of experienced scientists, managers and engineers could become more challenging and have a material adverse effect on our business, results of operations and financial condition.

If products incorporating our technology are launched commercially but do not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

Market acceptance of a RF-based charging system as a preferred method for charging electronic devices will be crucial to our success. The following factors, among others, may affect the level of market acceptance of our products:

- the price of products incorporating our technology relative to other products or competing technologies;

- user perceptions of the convenience, safety, efficiency and benefits of our technology;

- the effectiveness of sales and marketing efforts of our commercialization partners;

- the support and rate of acceptance of our technology and solutions with our development partners;

- press and blog coverage, social media coverage, and other publicity factors that are not within our control; and

- regulatory developments.

If we are unable to achieve or maintain market acceptance of our technology, and if related products do not win widespread market acceptance, our business will be significantly harmed.

As products incorporating our technology are launched commercially, we may experience seasonality or other unevenness in our financial results in consumer markets or a long and variable sales cycle in enterprise markets.

Our strategy depends on our customers developing successful commercial products using our technology and selling them into the retail, industrial, healthcare and smart/home office markets. We need to understand procurement and buying cycles to be successful in licensing our technology. We anticipate it is possible that demand for our technology may vary in different segments of the consumer electronics market, such as hearing aids, wearables, toys, watches, accessories, laptops, tablet, mobile phones and gaming systems. Such consumer markets are often seasonal, with peaks in and around the December holiday season and the August-September back-to-school season. Enterprises and commercial customers may have annual or other budgeting and buying cycles that could affect us, and, particularly if we are designated as a capital improvement project, we may have a long or unpredictable sales cycle.

Future products based on our technology may require the user to purchase additional products to use with existing devices. To the extent these additional purchases are inconvenient or costly, the adoption of our technology under development or other future products could be slowed, which would harm our business.

For rechargeable devices that utilize our receiver technology, the technology may be embedded in a sleeve, case or other enclosure. For example, products such as remote controls or toys equipped with replaceable AA size or other batteries would need to be outfitted with enhanced batteries and other hardware enabling the devices to be rechargeable by our system. In each case, an end user would be required to retrofit the device with a receiver and may be required to upgrade the battery technology used with the device (unless, for example, compatible battery technology and a receiver are built into the device). These additional steps and expenses may offset the convenience of our products for users and discourage customers from licensing our technology. Such factors may inhibit adoption of our technology, which could harm our business. We have not developed an enhanced battery for use in devices with our technology, and our ability to enable use of our technology with devices that require an enhanced battery will depend on our ability to develop a commercial version of such a battery that could be manufactured at a reasonable cost. If a commercially practicable enhanced battery of this nature is not developed, our business could be harmed, and we may need to change our strategy and target markets.

Laboratory conditions differ from field conditions, which could reduce the effectiveness of our technology under development or other future products. Failures to move from laboratory to the field effectively would harm our business.

When used in the field, our technology may not perform as expected based on performance under controlled laboratory conditions. For example, in the case of distance charging, a laboratory configuration of transmission obstructions will be arranged for testing, but in consumer use receivers may be obstructed in many different and unpredictable ways. These conditions may significantly diminish the power received at the receiver or the effective range of the transmitter. The failure of products using our technology to meet the expectations of users in the field could harm our business.

Safety concerns and legal action by private parties may affect our business.

We believe that our technology is safe. However, it is possible that we could discover safety issues with our technology or that third-parties may raise concerns relating to RF-based charging in a similar manner as has occurred with some other wireless technologies as they were put into residential and commercial use, such as the safety concerns that were raised by some regarding the use of cellular telephones and other devices to transmit data wirelessly in close proximity to the human body. In addition, while we believe our technology is safe, users of our technology under development or other future products who suffer from medical ailments may blame the use of products incorporating our technology for the triggering or worsening of those ailments, as occurred with a small number of users of cellular telephones. A discovery of safety issues relating to our technology could have a material adverse effect on our business and any legal action against us claiming that our technology caused harm could be expensive, divert management attention and adversely affect us or cause our business to fail, whether or not such legal actions were ultimately successful.

Our industry is subject to intense competition and rapid technological change, which may result in technology that is superior to ours. If we do not keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our technology and products may become less useful or obsolete and our operating results will suffer.

The consumer electronics industry in general, and the charging segments in particular, are subject to intense competition and rapidly evolving technologies. Because products incorporating our technology are expected to have long development cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to demonstrate the advantages of our products and technologies over established alternatives and other emerging methods of power delivery. Traditional wall plug-in recharging remains an inexpensive alternative to our technology. Directly competing technologies such as inductive charging, magnetic resonance charging, conductive charging, ultrasound and other yet unidentified solutions may have greater consumer acceptance than the technology we have developed. Furthermore, some competitors may have greater resources than we have and may be better established in the market than we are. We cannot be certain which other companies may have already decided to or may in the future choose to enter our markets. For example, consumer electronics products companies may invest substantial resources in wireless power or other recharging technologies and may decide to enter our target markets. Successful developments of competitors that result in new approaches for recharging could reduce the attractiveness of our products and technologies or render them obsolete.

Our future success will depend in large part on our ability to establish and maintain a competitive position in current and future technologies. Rapid technological development may render our technology or future products based on our technology obsolete. Many of our competitors have more corporate, financial, operational, sales and marketing resources than we have, as well as more experience in research and development. We cannot assure you that our competitors will not develop or market technologies that are more effective or commercially attractive than our products or that would render our technologies and products obsolete. We may not have the financial resources, technical expertise, marketing, distribution or support capabilities to compete successfully in the future. Our success will depend in large part on our ability to maintain a competitive position with our technologies.

Our competitive position also depends on our ability to:

- generate widespread awareness, acceptance and adoption by the consumer and enterprise markets of our technology under development and future products;

- design a product that may be sold at an acceptable price point;

- develop new or enhanced technologies or features that improve the convenience, efficiency, safety or perceived safety, and productivity of our technology under development and future products;

- properly identify customer needs and deliver new products or product enhancements to address those needs;

- limit the time required from proof of feasibility to routine production;

- limit the timing and cost of regulatory approvals;

- attract and retain qualified personnel;

- protect our inventions with patents or otherwise develop proprietary products and processes; and

- secure sufficient capital resources to expand both our continued research and development, and sales and marketing efforts.

If our technology does not compete well based on these or other factors, our business could be materially and adversely harmed.

Risks Related to Our Intellectual Property and Other Legal Risks

It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in products incorporating our technologies. Patents and other proprietary rights provide uncertain protections, and we may be unable to protect our intellectual property. For example, we may be unsuccessful in defending our patents and other proprietary rights against third party challenges. If we do not have the resources to defend our intellectual property, the value of our intellectual property and our licensed technology will decline. In addition, some companies that integrate our technology into their products may acquire rights in the technology that limit our business or increase our costs. If we are not successful in protecting our intellectual property effectively, our financial results may be adversely affected and the price of our common stock could decline.

We depend upon a combination of patent, trade secrets, copyright and trademark laws to protect our intellectual property and technology.

We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical security measures to protect our intellectual property rights. These measures may not be adequate to safeguard our technology. If they do not protect our rights adequately, third parties could use our technology, and our ability to compete in the market would be reduced. Although we are attempting to obtain patent coverage for our technology where available and where we believe appropriate, there are aspects of the technology for which patent coverage may never be sought or received. We may not possess the resources to or may not choose to pursue patent protection outside the United States or any or every country other than the United States where we may eventually decide to sell our future products. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we would have no patent protection. Although we have patent applications on file in the United States and elsewhere, the patents might not issue, might issue only with limited coverage, or might issue and be subsequently successfully challenged by others and held invalid or unenforceable.

Similarly, even if patents are issued based on our applications or future applications, any issued patents may not provide us with any competitive advantages. Competitors may be able to design around our patents or develop products that provide outcomes comparable or superior to ours. Our patents may be held invalid or unenforceable as a result of legal challenges or claims of prior art by third parties, and others may challenge the inventorship or ownership of our patents and pending patent applications. In addition, if we secure protection in countries outside the United States, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. In the event a competitor infringes upon our patent or other intellectual property rights, enforcing those rights may be difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management's attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

Our strategy is to deploy our technology into the market by licensing patent and other proprietary rights to third parties and customers. Disputes with our licensees may arise regarding the scope and content of these licenses. Further, our ability to expand into additional fields with our technologies may be restricted by existing licenses or licenses we may grant to third parties in the future.

The policies we use to protect our trade secrets might not be effective in preventing misappropriation of our trade secrets by others. In addition, confidentiality agreements executed by our customers, employees, consultants and advisors might not be enforceable or might not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. Litigating a trade secret claim is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge methods and know-how. If we are unable to protect our intellectual property rights, we may be unable to prevent competitors from using our own inventions and intellectual property to compete against us, and our business may be harmed.

We may be subject to patent infringement or other intellectual property lawsuits that could be costly to defend.

Because our industry is characterized by competing intellectual property, we may become involved in litigation based on claims that we have violated the intellectual property rights of others. Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain. No assurance can be given that third party patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed, or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas or fields (including some pertaining specifically to wireless charging technologies), our competitors or other third parties may assert that our products and technology and the methods we employ in the use of our products and technology are covered by United States or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending which may result in issued patents that our technology under development or other future products would infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our technologies, products or parts may infringe and of which we are unaware. As the number of competitors in the market for wire-free power and alternative recharging solutions increases, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property are upheld as valid and enforceable and we are found to have infringed or violated the terms of a license to which we are a party, we could be prevented from selling any infringing products of ours unless we could obtain a license or were able to redesign the product to avoid infringement. If we are unable to obtain a license or successfully redesign, we might be prevented from selling our technology under development or other future products. If there is a determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, pay a settlement, or pay ongoing royalties, or be enjoined. In these circumstances, we may be unable to sell our products or license our technology at competitive prices or at all, and our business and operating results could be harmed.

We could become subject to product liability claims, product recalls, and warranty claims that could be expensive, divert management's attention and harm our business.

Our business exposes us to potential liability risks that are inherent in the marketing and sale of products used by consumers. We may be held liable if our technology causes injury or death or is found otherwise unsuitable. While we believe our technology is safe, users could allege and possibly prove defects (some of which could be alleged or proved to cause harm to users or others) because we design our technology to perform complex functions involving RF energy in close proximity to users. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. The coverage limits of the insurance policies we may choose to purchase to cover related risks may not be adequate to cover future claims. If sales of products incorporating our technology increase or we suffer future product liability claims, we may be unable to maintain product liability insurance in the future at satisfactory rates or with adequate amounts. A product liability claim, any product recalls or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could negatively affect our sales or require a change in the design or manufacturing process, any of which could harm our reputation, harm our relationship with licensors of our products, result in a decline in revenue and harm our business.

In addition, if a product that we or a strategic partner design is defective, whether due to design or manufacturing defects, improper use of the product or other reasons, we or our strategic partner may be required to notify regulatory authorities and/or to recall the product. A required notification to a regulatory authority or recall could result in an investigation by regulatory authorities into the products incorporating our technology, which could in turn result in required recalls, restrictions on the sale of such products or other penalties. The adverse publicity resulting from any of these actions could adversely affect the perceptions of our customers and potential customers. These investigations or recalls, especially if accompanied by unfavorable publicity, could result in our incurring substantial costs, losing revenues and damaging our reputation, each of which would harm our business.

Our business is subject to data security risks, including security breaches.

We collect, process, store and transmit substantial amounts of information, including information about our customers. We take steps to protect the security and integrity of the information we collect, process, store and transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite such efforts. Security breaches, computer malware, computer hacking attacks and other compromises of information security measures have become more prevalent in the business world and may occur on our systems or those of our vendors in the future. Large Internet companies and websites have from time to time disclosed sophisticated and targeted attacks on portions of their websites, and an increasing number have reported such attacks resulting in breaches of their information security. We and our third-party vendors are at risk of suffering from similar attacks and breaches. Although we take steps to maintain confidential and proprietary information on our information systems, these measures and technology may not adequately prevent security breaches and we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on those information systems. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. In addition, a party that is able to illicitly obtain a customer's identification and password credentials may be able to access our customer's accounts and certain account data.

Any actual or suspected security breach or other compromise of our security measures or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, breakins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations. Our insurance policies may not be adequate to reimburse us for direct losses caused by any such security breach or indirect losses due to resulting customer attrition.

We rely on email and other electronic means of communication to connect with our existing and potential customers. Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers' computers, smartphones, tablets or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs. Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

If we are not able to secure advantageous license agreements for our technology, our business and results of operations will be adversely affected.

We pursue the licensing of our technology as a primary means of revenue generation. Creating a licensing business relationship often takes substantial effort, as we expect to have to convince the counterparty of the efficacy of our technology, meet design and manufacturing requirements, satisfy marketing and product needs, and comply with selection, review, and contracting requirements. There can be no assurance that we will be able to gain access to potential licensing partners, or that they will ultimately decide to integrate our technology with their products. We may not be able to secure license agreements with customers on advantageous terms, and the timing and volume of revenue earned from license agreements will be outside of our control. If the license agreements we enter into do not prove to be advantageous to us, our business and results of operations will be adversely affected.

Risks Related to Regulation of Our Business

Domestic and international regulators may deny approval for our technology, and future legislative or regulatory changes may impair our business.

Our charging technology involves power transmission using RF energy, which is subject to regulation by the Federal Communications Commission in the United States and by comparable regulatory agencies worldwide. It may also be subject to regulation by other agencies. Regulatory concerns include whether human exposure to RF emissions falls below specified thresholds. Higher levels of exposure require separate approval. For example, transmitting more power over a certain distance or transmitting power over a greater distance may require separate regulatory approvals. In addition, we design our technology to operate in a RF band that is also used for Wi-Fi routers and other wireless consumer electronics, and we also design it to operate at different frequencies as demanded for some customer applications. Applications at different frequencies may require separate regulatory approvals. Efforts to obtain regulatory approval for devices using our technology are costly and time consuming, and there can be no assurance that requisite regulatory approvals will be forthcoming. If approvals are not obtained in a timely and cost-efficient manner, our business and operating results could be materially adversely affected. In addition, legal or regulatory developments could impose additional restrictions or costs on us that could require us to redesign our technology or future products, or that are difficult or impracticable to comply with, all of which would adversely affect our revenues and financial results.

Risks Related to Personnel

We are highly dependent on key members of our executive management team. Our inability to retain these individuals could impede our business plan and growth strategies, which could have a negative impact on our business and the value of your investment.

Our ability to implement our business plan depends, to a critical extent, on the continued efforts and services of a very small number of key executives. If we lose the services of any of the key members of our executive management team, we could be required to expend significant time and money in the pursuit of replacements, which may result in a delay in the implementation of our business plan and plan of operations. If necessary, we can give no assurance that we could find satisfactory permanent replacements for these individuals at all or on terms that would not be unduly expensive or burdensome to us. We do not currently carry any key-person life insurance that would help us recoup our costs in the event of the death or disability of any of these executives.

Our success and growth depend on our ability to attract, integrate and retain high-level engineering talent.

Because of the highly specialized and complex nature of our business, our success depends on our ability to attract, hire, train, integrate and retain high-level engineering talent. Competition for such personnel is intense because we compete for talent against many large profitable companies and our inability to adequately staff our operations with highly qualified and well-trained engineers could render us less efficient and impede our ability to develop and deliver a commercial product. Such a competitive market could put upward pressure on labor costs for engineering talent. We may incur significant costs to attract and retain highly qualified talent, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. Volatility or lack of performance in our stock price may also affect our ability to attract and retain qualified personnel.

We are subject to risks associated with our utilization of engineering consultants.

To improve productivity and accelerate our development efforts while we build out our own engineering team, we use experienced consultants to assist in selected development projects. We take steps to monitor and regulate the performance of these independent third parties. However, arrangements with third party service providers may make our operations vulnerable if these consultants fail to satisfy their obligations to us as a result of their performance, changes in their own operations, financial condition, or other matters outside of our control. Effective management of our consultants is important to our business and strategy. The failure of our consultants to perform as anticipated could result in substantial costs, divert management's attention from other strategic activities, or create other operational or financial problems for us. Terminating or transitioning arrangements with key consultants could result in additional costs and a risk of operational delays, potential errors and possible control issues as a result of the termination or during the transition.

Risks Related to Ownership of Our Common Stock

We are a "smaller reporting company," and the reduced disclosure requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

We are a "smaller reporting company," meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a "smaller reporting company," and have either: (i) a public float of less than $250 million or (ii) annual revenues of less than $100 million during the most recently completed fiscal year and a public float of less than $700 million. As a "smaller reporting company," we are subject to reduced disclosure obligations in our SEC filings compared to other issuers, including with respect to disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Until such time as we cease to be a "smaller reporting company," such reduced disclosure in our SEC filings may make it harder for investors to analyze our operating results and financial prospects.

If some investors find our common stock less attractive as a result of any choices to reduce future disclosure we may make, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Although our management has determined that our internal control over financial reporting was effective as of December 31, 2022, we cannot assure you that we will not identify any material weakness in our internal control in the future.

We qualify as a "smaller reporting company" and are therefore not required to file an auditor attestation report. If we experience a material weakness in our internal controls, we may fail to detect errors in our financial accounting, which may require a financial statement restatement or otherwise harm our operating results, cause us to fail to meet our SEC reporting obligations or listing requirements of The Nasdaq Stock Market, or Nasdaq, adversely affect our reputation, cause our stock price to decline or result in inaccurate financial reporting or material misstatements in our annual or interim financial statements. Further, if there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our common stock to decline. We could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

You might lose all or part of your investment.

Investing in our common stock involves a high degree of risk. As an investor, you might never recoup all, or even part of, your investment and you may never realize any return on your investment. You must be prepared to lose all your investment.

Our stock price is likely to continue to be volatile.

The market price of our common stock has fluctuated significantly since our initial public offering in 2014. The price of our common stock is likely to continue to fluctuate significantly in response to many factors that are beyond our control, including:

- regulatory announcements;

- actual or anticipated variations in our operating results;

- general economic, industry and market conditions, including increases in inflation or fluctuating interest rates and disruptions to global supply chains, and perceptions of future economic growth prospects in the economy at large;

- terrorist acts, acts of war or periods of widespread civil unrest, such as the ongoing conflict between Russia and the Ukraine and the response thereto;

- natural disasters and other calamities, including global pandemics such as the COVID-19 pandemic;

- changes in the economic performance and/or market valuations of other technology companies;

- our announcements of significant strategic partnerships, regulatory developments and other events;

- announcements by other companies in our industry;

- articles published or rumors circulated by third parties regarding our business, technology or development partners;

- additions or departures of key personnel; and

- sales or other transactions involving our capital stock.

We have not paid dividends in the past and have no immediate plans to pay dividends.

We plan to reinvest all of our earnings, to the extent we have earnings, in order to market our products and technology and to cover operating costs and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our common stock as a dividend.

We expect to continue to incur significant costs as a result of being a public reporting company and our management will be required to devote substantial time to meet our compliance obligations.

As a public reporting company, we incur significant legal, accounting and other expenses. We are subject to reporting requirements of the Exchange Act and rules subsequently implemented by the SEC that require us to establish and maintain effective disclosure controls and internal controls over financial reporting, as well as some specific corporate governance practices. Our management and other personnel are expected to devote a substantial amount of time to compliance initiatives associated with our public reporting company status. Those costs can be expected to increase as we emerged from emerging growth company status and will increase significantly if we no longer qualify as a smaller reporting company.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our stock price has fluctuated in the past, reacting to news such as our past announcements of FCC approvals and it may be volatile in the future. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation, and we may be the target of litigation of this sort in the future. Securities litigation is costly and can divert management attention from other business concerns, which could seriously harm our business and the value of your investment in our company.

Our ability to use Federal net operating loss carry forwards to reduce future tax payments may be limited if our taxable income does not reach sufficient levels.

As of December 31, 2022, we had Federal net operating loss ("NOL") carry forwards of approximately $273,056,000. Under the Internal Revenue Code of 1986, as amended, NOLs arising in tax years ending on or before December 31, 2017 can generally be carried forward to offset future taxable income for a period of 20 years, and NOLs arising in tax years ending after December 31, 2017 can generally be carried forward indefinitely. Our ability to use our NOLs will be dependent on our ability to generate taxable income, and the NOLs that arose in tax years ending on or before December 31, 2017 could expire before we generate sufficient taxable income to take advantage of the NOLs. As of December 31, 2022, based on our history of operating losses it is possible that a portion of our NOLs will not be fully realizable.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Provisions of our certificate of incorporation and bylaws, and applicable Delaware law, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. The provisions in our certificate of incorporation and bylaws:

- authorize our Board to issue preferred stock without stockholder approval and to designate the rights, preferences and privileges of each class; if issued, such preferred stock would increase the number of outstanding shares of our capital stock and could include terms that may deter an acquisition of us;

- limit who may call stockholder meetings;

- do not permit stockholders to act by written consent;

- do not provide for cumulative voting rights; and

- provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

In addition, Section 203 of the Delaware General Corporation Law may limit our ability to engage in any business combination with a person who beneficially owns 15% or more of our outstanding voting stock unless certain conditions are satisfied. This restriction lasts for a period of three years following the share acquisition. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

General Risk Factors

The price of our common stock may not meet the requirements for continued listing on Nasdaq. If we fail to regain compliance with the minimum listing requirements, our common stock will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if our common stock is delisted.

The continued listing standards of Nasdaq require, among other things, that the minimum bid price of a listed company's stock be at or above $1.00. If the closing minimum bid price is below $1.00 for a period of more than 30 consecutive trading days, the listed company will fail to be in compliance with Nasdaq's listing rules and, if it does not regain compliance within the grace period, will be subject to delisting. As previously reported, on January 20, 2023, we received a notice from the Nasdaq Listing Qualifications Department notifying us that for 30 consecutive trading days, the bid price of our common stock had closed below the minimum $1.00 per share requirement. In accordance with Nasdaq's listing rules, we were afforded a grace period of 180 calendar days, or until July 19, 2023, to regain compliance with the bid price requirement. In order to regain compliance, the bid price of our common stock must close at a price of at least $1.00 per share for a minimum of 10 consecutive trading days.

If we fail to regain compliance by July 19, 2023, we may be eligible for a second 180 day compliance period, provided that we, among other things, meet the continued listing requirement for market value of publicly held shares as well as all other standards for initial listing on The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and provide written notice of our intention to cure the bid price deficiency during the second compliance period by effecting a reverse stock split, if necessary. Such extension of the grace period would be subject to Nasdaq's discretion, and there can be no guarantee that we would be granted an extension.

We cannot provide any guarantee that we will regain compliance during the grace period or be able to maintain compliance with Nasdaq's listing requirements in the future. If we are not able to regain compliance during the grace period, or any extension of the grace period for which we may be eligible, our common stock will be subject to delisting and "penny stock" rules. Delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

Adverse economic conditions or reduced technology spending could adversely affect our business, operating results, and financial condition.

Our business depends on the overall demand for our technology and on the economic health of our current and prospective customers. In addition, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Weak global and regional economic conditions, including labor shortages, supply chain disruptions, rising interest rates and inflation, low spending environments, geopolitical instability, warfare and uncertainty, weak economic conditions in certain regions or a reduction in technology spending regardless of macroeconomic conditions, including as a result of the remaining effects of COVID-19 and the ongoing conflict between Russia and the Ukraine and the global response thereto, could adversely affect our business, operating results, and financial condition, including resulting in longer sales cycles, a negative impact on our ability to attract and retain new customers or expand our platform or sell additional products and services to our existing customers, lower prices for our products, higher default rates among our current suppliers and customers and reduced sales to new or existing customers.

Moreover, there has been recent turmoil in the global banking system. For example, on March 10, 2023, Silicon Valley Bank (SVB), was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC"), as receiver for SVB. While the FDIC has since stated that all depositors of SVB will be made whole, there is no guarantee that the federal government would similarly guarantee all depositors in the event of future bank closures. While the Company does not have a banking relationship with SVB, continued instability in the global banking system may negatively impact us or our customers, including our customers' ability to pay for our products, and adversely impact our business and financial condition. Moreover, events such as the closure of SVB, in addition to global macroeconomic conditions discussed above, may cause further turbulence and uncertainty in the capital markets. Further deterioration of the macroeconomic environment and any regulatory action taken in response thereto may adversely affect our business, operating results, and financial condition.

The outbreak of health epidemics, such as COVID-19, has and may further adversely affect our business, results of operations and financial condition.

Any outbreaks of contagious diseases and other adverse public health developments in countries where we, our customers and suppliers operate could have a material and adverse effect on our business, results of operations and financial condition. For example, the COVID-19 pandemic resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions, manufacturing restrictions, declarations of states of emergency and business shutdowns. A majority of our potential customers have a significant dependence on the Chinese manufacturing and supply chain infrastructure. We believe the COVID-19 pandemic delayed adoption of our technology by potential customers who temporarily shut down their workforces and supply chains based in China and elsewhere around the world. At times, certain of our outsourcing partners, component suppliers and logistical service providers have experienced disruptions, resulting in supply shortages that have affected and may continue to affect our sales. Similar disruptions could occur in the future.

In addition, COVID-19 has resulted and may continue to result in a widespread health crisis that could contribute to increased market volatility and adversely affect the economies and financial markets of many countries, resulting in a global economic downturn that could affect interest in our products or demand by potential customers. Any of these events could materially and adversely affect our business, results of operations and financial condition. The extent of the impact will depend on future developments, which are highly uncertain and cannot be predicted.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will continue to cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

In 2014, we entered into a lease agreement for our corporate headquarters located at Northpointe Business Center, 3590 North First Street in San Jose, California. A new lease on this same property was signed in May 2022 for a term of three years starting from October 1, 2022. This space, with a total of 21,188 square feet, is used for our headquarters and for research and development efforts. In September 2021, we entered into a lease agreement for office space in Costa Mesa, CA, starting from October 1, 2021, which is utilized by our engineers residing in Southern California and has a total of 1,387 square feet.

Item 3. Legal Proceedings

We are not currently a party to any pending legal proceedings that we believe will have a material adverse effect on our business or financial conditions. We may, however, be subject to various claims and legal actions arising in the ordinary course of business from time to time.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock began trading on The Nasdaq Capital Market under the symbol "WATT" on March 31, 2014. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of March 20, 2023, there were 10 stockholders of record of our common stock, and we believe we have significantly more beneficial holders of our common stock.

Dividend Policy

We have never paid cash dividends on our securities and we do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future. We intend to retain any future earnings for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as our board of directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The information regarding the securities authorized for issuance under our equity compensation plans will be included in an amendment to this Report or incorporated by reference from our Proxy Statement to be filed with the SEC for our 2023 Annual Meeting of Stockholders.

Issuer Purchases of Equity Securities

None

Item 6. Reserved

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We have developed our WattUp® wireless power technology, consisting of semiconductor chipsets, software controls, hardware designs and antennas, that enables RF based charging for electronic devices. The WattUp technology has a broad spectrum of capabilities to enable the next generation of wireless power networks, delivering power and data in a seamless device portfolio. This includes near field and at-a-distance wireless charging with multiple power levels at various distances. We believe our WattUp technologies will help facilitate the deployment of the growing IoT applications. According to the International Data Corporation (IDC) August 2022 Market Forecast, the IoT market is forecasted to grow to approximately $1.1 trillion in spending by 2026. The initial IoT applications that we are targeting are in the area of RF tags, ESL) and IoT sensors for the retail, industrial, healthcare and smart home/office markets.

We believe our technology is innovative in its approach, in that we are developing solutions that charge electronic devices using RF. To-date, we have developed multiple transmitters and receivers, including prototypes as well as partner production designs. The transmitters vary based on form factor, power specifications and frequencies, while the receivers are designed to support a myriad of wireless charging applications including Bluetooth tracking tags, IoT sensors, ESLs, beacons, stock management devices, security cameras, handheld devices, smart automation, wearables and hearables.

The first end product featuring our technology entered the market in 2019. We started shipping our first at-a-distance WattUp PowerBridge enabled transmitters for commercial IoT applications in the fourth quarter of 2021, and we expect additional WattUp-enabled products to be announced as we move our business forward.

Impact of Current Global Economic Conditions on Our Business

Uncertainty in the global economy presents significant risks to our business. We are subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including as a result of inflation and rising interest rates, geopolitical factors, including the ongoing conflict between Russia and Ukraine and the responses thereto, supply chain disruptions and the remaining effects of the COVID-19 pandemic. We are closely monitoring the impact of these factors on all aspects of our business, including their impact on our operations, financial position, cash flows, inventory, supply chains, global regulatory approvals, purchasing trends, customer payments, and the industry in general, in addition to the impact on our employees.

We believe that the COVID-19 pandemic delayed adoption of our technology by potential customers who have experienced workforce and supply chain disruptions, and who continue to evaluate their future prospects and business models, including partnerships with us. Further delays in the adoption of our current or future products could result from the ongoing pandemic and other macroeconomic events. At times, certain of our outsourcing partners, component suppliers and logistical service providers have experienced disruptions, resulting in supply shortages that have affected and may continue to affect our sales. Similar disruptions could occur in the future.

Critical Accounting Estimates and Policies

The following discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain accounting policies and estimates are particularly important to the understanding of our financial position and results of operations and require the application of significant judgment by our management or can be materially affected by changes from period to period in economic factors or conditions that are outside of our control. As a result, they are subject to an inherent degree of uncertainty. In applying these policies, our management uses their judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical operations, our future business plans and projected financial results, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Please see Note 3 to our financial statements for a more complete description of our significant accounting policies.

Basis of Presentation. The accompanying audited financial statements and footnotes for the years ended December 31, 2022 and 2021 have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the SEC regarding financial information.

Revenue Recognition. We follow Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers" (Topic 606).

In accordance with Topic 606, we recognize revenue using the following five-step approach:

1. Identify the contract with a customer.

2. Identify the performance obligations in the contract.

3. Determine the transaction price of the contract.

4. Allocate the transaction price to the performance obligations in the contract.

5. Recognize revenue when the performance obligations are satisfied.

We record revenue associated with product development projects that we enter into with certain customers. In general, these product development projects are complex, and we do not have certainty about our ability to achieve the project milestones. The achievement of a milestone is dependent on our performance obligation and requires acceptance by the customer. We recognize this revenue at a point in time based on when the performance obligation is met. The payment associated with achieving the performance obligation is generally commensurate with our effort or the value of the deliverable and is nonrefundable. We record the expenses related to these product development projects in research and development expense, in the periods such expenses were incurred.

We record revenue associated with the sale of production-level systems once control over the product is transferred to the customer. We record the expense related to the sales of these systems as cost of revenue during the period delivered.

Research and Development. Research and development expenses are charged to operations as incurred. For internally developed patents, all patent application costs are expensed as incurred as research and development expense. Patent application costs, generally legal costs, are expensed as research and development costs until such time as the future economic benefits of such patents become more certain. Also included in research and development costs are payroll costs and stock-based compensation for employees within the department. We incurred research and development costs of $12,497,781 and $20,572,580 for 2022 and 2021, respectively.

Income Taxes. We recognize deferred tax assets and liabilities for the expected future tax consequences of items that have been included in or excluded from our financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

For 2022 and 2021, we had $12,954,895 and $13,820,144, respectively, of research and development expenses capitalized for federal income tax purposes, with amortization commencing upon our receiving an economic benefit from the related research. As of December 31, 2022, we had approximately $273,056,000 gross federal net operating loss carryforwards ("NOLs") and federal and state research and development tax credit carryforwards of approximately $6,373,000 and $5,258,000, respectively. As of December 31, 2022 and 2021, deferred tax assets consisted principally of net operating loss and tax credit carryforwards, the research and development costs and stock-based compensation, and such deferred tax assets were fully reserved. Accordingly, our effective tax rate for 2022 and 2021 was nil.

Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryforwards when the stock ownership of one or more 5% stockholders (stockholders owning 5% or more of our outstanding capital stock) has increased on a cumulative basis by more than 50 percentage points. Accordingly, an ownership change could trigger a limitation of the use of the loss carryforward. We completed a Section 382 analysis as of December 31, 2022 and determined that none of our federal net operating loss carryforwards or federal research and development tax credits are limited.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the future generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and taxing strategies in making this assessment. Based on this assessment, management has established a full valuation allowance against all of the net deferred tax assets for each period, since it is more likely than not that all of the deferred tax assets will not be realized.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. As of December 31, 2022 and 2021, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. Our policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded for 2022 and 2021.

Results of Operations

Operating Expenses

Cost of revenue consists of direct materials, direct labor and overhead for our production-level wireless charging systems. Research and development expenses include costs associated with our efforts to develop our technology, including personnel compensation, consulting, engineering supplies and components, intellectual property costs, regulatory expense and general office expenses specifically related to the research and development department. Sales and marketing expenses include costs associated with selling and marketing our technology to our customers, including personnel compensation, public relations, graphic design, tradeshow, engineering supplies utilized by the sales team and general office expenses specifically related to the sale and marketing department. General and administrative expenses include costs for general and corporate functions, including personnel compensation, facility fees, travel, telecommunications, insurance, professional fees, consulting fees, general office expenses, and other overhead.

For the Years Ended December 31, 2022 and 2021

Revenues. During 2022 and 2021, we recorded revenue of $851,321 and $756,793, respectively. The increase in revenue is primarily from an increase in production-level systems sales volume.

Operating Expenses and Loss from Operations. Costs and expenses are made up of cost of revenue, research and development, sales and marketing, general and administrative and severance expense. Operating expenses for 2022 and 2021 were $27,537,646 and $42,189,578, respectively.

Cost of Revenue. Cost of revenue was $1,277,565 and $0, respectively, for 2022 and 2021. For 2022, cost of revenue is for production-level systems that are sold to customers. We did not incur any cost of revenue during 2021.

Research and Development Expenses. Research and development costs for 2022 and 2021 were $12,497,781 and $20,572,580, respectively. The $8,074,799 decrease in research and development expenses is primarily due to a $7,110,400 decrease in compensation, consisting of a $5,448,767 decrease in stock-based compensation primarily from the recognition of PSU award expense during 2021 and the transfer of the current CEO to the General and Administrative department towards the end of 2021 after his promotion and a $1,661,633 decrease in payroll costs from a lower headcount within the department, a $708,682 decrease in engineering supplies, components and chip development due to project timing, a $205,721 decrease in consulting and third-party services and a $113,167 decrease in regulatory legal fees, partially offset by a $152,400 increase in recruiting expense.

Sales and Marketing Expenses. Sales and marketing expenses for 2022 and 2021 were $4,884,959 and $8,598,343, respectively. The $3,713,384 decrease in sales and marketing expenses is primarily due to a $3,364,533 decrease in compensation, consisting of a $2,650,885 decrease in stock-based compensation primarily from the recognition of PSU award expense during 2021 and a lower headcount within the department and a $713,648 decrease in payroll costs from a lower headcount within the department, a $359,870 decrease in public relations, consulting and third-party services expense, a $225,805 decrease in marketing and promotional expense, a $96,451 decrease in engineering supplies and components used by sales and marketing staff for customer demonstrations, partially offset by a $250,941 increase in tradeshow costs and a $93,720 increase in recruiting expense.

General and Administrative Expenses. General and administrative costs for 2022 and 2021 were $8,078,950 and $9,001,483, respectively. The $922,533 decrease in general and administrative expense is primarily due to a $710,041 decrease in compensation, consisting of an $880,314 decrease in stock-based compensation primarily from the recognition of PSU award expense during 2021, offset by a $170,273 increase in payroll costs, a $184,018 decrease in recruiting expense, a $141,489 decrease in general corporate legal fees, and a $75,806 decrease in annual meeting expense, partially offset by $109,204 increase in travel expense and a $99,485 increase in accounting and audit fees.

Severance Expense. Severance expense for 2022 and 2021 was $798,391 and $4,017,172, respectively. During 2022, severance expense was incurred in connection with the separation agreement with our former Senior Vice President of Marketing and Business Development, Neeraj Sahejpal and consisted of $545,782 in cash payments and estimated payroll taxes and $252,609 from the early vesting of certain stock award grants. During 2021, severance expense was incurred in connection with the separation agreement with our former President and Chief Executive Officer, Stephen Rizzone, consisting of cash payments and estimated payroll taxes of $3,732,178 and stock-based compensation of $284,994 from the extension of the exercise period for his stock options.

Loss from Operations. Loss from operations for 2022 and 2021 was $26,686,325 and $41,432,785, respectively.

Interest Income. Interest income for 2022 was $411,065, compared to $5,492 for 2021, primarily due to higher interest rates for the savings account.

Net Loss. As a result of the above, net loss for 2022 was $26,275,260, compared to $41,427,293 for 2021.

Liquidity and Capital Resources

During 2022 and 2021, we recorded revenue of $851,321 and $756,793, respectively. We incurred a net loss of $26,275,260 and $41.427,293 for 2022 and 2021, respectively. Net cash used in operating activities was $23,636,747 and $28,720,389 for 2022 and 2021, respectively. We are currently meeting our liquidity requirements through the proceeds of securities offerings that raised net proceeds of $27,043,751 during 2021 and $744,787 during 2022, proceeds from contributions to the employee stock purchase plan ("ESPP"), along with payments received from customers.

We believe our current cash on hand, together with proceeds from the underwritten offering conducted during the first quarter of 2023 and anticipated revenues (See Note 12 – Subsequent Events), will be sufficient to fund our operations through March 2024.

Although we intend to continue our research and development activities, there can be no assurance that our available resources will be sufficient to enable us to generate revenues sufficient to sustain operations. Accordingly, we may pursue additional financing, which could include offerings of equity or debt securities, bank financings, commercial agreements with customers or strategic partners, and other alternatives, depending upon market conditions. There is no assurance that such financing would be available on terms that we would find acceptable, or at all.

During 2022, cash flows used in operating activities were $23,636,747, consisting of a net loss of $26,275,260, less non-cash expenses aggregating $3,936,182 (representing principally stock-based compensation of $2,918,817, decrease in right-of-use lease assets of $730,452 and depreciation and amortization expense of

$246,156), a $770,031 decrease in operating lease liabilities, a $558,923 decrease in accrued severance, a $305,192 decrease in accounts payable and a $105,821 increase in inventory, partially offset by a $267,097 increase in accrued expense and a $99,512 decrease in accounts receivable. During 2021, cash flows used in operating activities were $28,720,389, consisting of a net loss of $41,427,293, less non-cash expenses aggregating $12,874,593 (representing principally stock-based compensation of $11,931,188, decrease in right-of-use lease assets of $674,306 and depreciation and amortization expense of $258,249), a $733,473 decrease in operating lease liabilities, a $238,184 increase in prepaid expenses and other current assets and a $218,602 increase in accounts receivable, partially offset by a $975,439 increase in accrued severance and a $109,118 increase in accounts payable.

During 2022 and 2021, cash flows used in investing activities were $164,994 and $365,735, respectively. The cash used in 2022 primarily consisted of the purchases of components to build new testing equipment and the purchases of engineering software licenses. The cash used in 2021 primarily consisted of the purchases of components to build new testing equipment, new lab equipment purchases, as well as costs incurred for designing a new corporate website.

During 2022, cash flows provided by financing activities were $1,017,620, which consisted of $744,787 in net proceeds from the sale of shares of our common stock to the public in an at-the-market ("ATM") offering and proceeds from contributions to the ESPP of $272,833. During 2021, cash flows provided by financing activities were $27,427,877, which consisted of $27,043,751 in net proceeds from the sale of shares of our common stock to the public in an ATM offering and proceeds from contributions to the ESPP of $384,126.

Research and development of new technologies is, by its nature, unpredictable. Although we intend to continue our research and undertake development activities, there can be no assurance that our available resources will be sufficient to enable us to generate revenues sufficient to sustain operations.

Furthermore, since we have no committed source of financing, there can be no assurance that we will be able to raise capital as and when we need it to continue our operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the ordinary course of business, we may be exposed to certain market risks, such as interest rates. The annual impact of our results of operations of a 100 basis point interest rate change on December 31, 2022 would be minimal. After an assessment of these risks to our operations, we believe that the primary market risk exposures (within the meaning of Regulation S-K Item 305) are not material and are not expected to have any material adverse impact on our financial position, results of operations or cash flows for the next fiscal year.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL STATEMENTS

	Page(s)
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 688)	29
Balance Sheets as of December 31, 2022 and 2021	30
Statements of Operations for the years ended December 31, 2022 and 2021	31
Statement of Changes in Stockholders' Equity for the years ended December 31, 2022 and 2021	32
Statements of Cash Flows for the years ended December 31, 2022 and 2021	33
Notes to Financial Statements	34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Energous Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Energous Corporation (the "Company") as of December 31, 2022 and 2021, the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that are communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2013.

Melville, NY
March 30, 2023

Energous Corporation
BALANCE SHEETS

	As of			
	December 31, 2022		December 31, 2021	
ASSETS				
Current assets:				
Cash and cash equivalents	$	26,287,293	$	49,071,414
Accounts receivable, net		143,353		283,602
Inventory		105,821		—
Prepaid expenses and other current assets		827,551		874,886
Total current assets		27,364,018		50,229,902
Property and equipment, net		429,035		510,197
Operating right-of-use lease assets		1,959,869		618,985
Other assets		—		11,991
Total assets	$	29,752,922	$	51,371,075
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	900,765	$	1,205,957
Accrued expenses		1,790,414		1,523,317
Accrued severance		416,516		975,439
Operating lease liabilities, current portion		705,894		628,307
Deferred revenue		29,727		13,364
Total current liabilities		3,843,316		4,346,384
Long-term liabilities:				
Operating lease liabilities, long-term portion		1,264,131		40,413
Total liabilities		5,107,447		4,386,797
Commitments and contingencies				
Stockholders' equity:				
Preferred Stock, $0.00001 par value, 10,000,000 shares authorized at December 31, 2022 and December 31, 2021; no shares issued or outstanding		—		—
Common Stock, $0.00001 par value, 200,000,000 shares authorized at December 31, 2022 and December 31, 2021; 78,944,954 and 76,667,205 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively.		789		767
Additional paid-in capital		387,319,985		383,383,550
Accumulated deficit		(362,675,299)		(336,400,039)
Total stockholders' equity		24,645,475		46,984,278
Total liabilities and stockholders' equity	$	29,752,922	$	51,371,075

The accompanying notes are an integral part of these financial statements.

Energous Corporation
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,			
	2022		2021	
Revenue	$	851,321	$	756,793
Operating expenses:				
Cost of revenue		1,277,565		—
Research and development		12,497,781		20,572,580
Sales and marketing		4,884,959		8,598,343
General and administrative		8,078,950		9,001,483
Severance expense		798,391		4,017,172
Total operating expenses		27,537,646		42,189,578
Loss from operations		(26,686,325)		(41,432,785)
Other income:				
Interest income		411,065		5,492
Total other income		411,065		5,492
Net loss	$	(26,275,260)	$	(41,427,293)
Basic and diluted loss per common share	$	(0.34)	$	(0.64)
Weighted average shares outstanding, basic and diluted		77,485,729		64,926,524

The accompanying notes are an integral part of these financial statements.

Energous Corporation
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2021	61,292,412	$ 614	$344,024,638	$(294,972,746)	$ 49,052,506
Stock-based compensation - stock options	—	—	284,994	—	284,994
Stock-based compensation - restricted stock units ("RSUs")	—	—	5,561,698	—	5,561,698
Stock-based compensation - employee stock purchase plan ("ESPP")	—	—	252,568	—	252,568
Stock-based compensation - performance share units ("PSUs")	—	—	5,831,928	—	5,831,928
Issuance of shares for RSUs	1,431,532	14	(14)	—	—
Issance of shares for PSUs	1,420,938	14	(14)	—	—
Shares purchased from contributions to the ESPP	292,890	3	384,123	—	384,126
Issuance of shares in an at-the-market ("ATM") placement, net of $868,122 in issuance costs	12,229,433	122	27,043,629	—	27,043,751
Net loss	—	—	—	(41,427,293)	(41,427,293)
Balance, December 31, 2021	76,667,205	767	383,383,550	(336,400,039)	46,984,278
Stock-based compensation - stock options	—	—	74,771	—	74,771
Stock-based compensation - RSUs	—	—	2,581,726	—	2,581,726
Stock-based compensation - ESPP	—	—	124,053	—	124,053
Stock-based compensation - PSUs	—	—	138,287	—	138,287
Issuance of shares for RSUs	1,022,920	10	(10)	—	—
Issance of shares for PSUs	135,575	1	(1)	—	—
Shares purchased from contributions to the ESPP	345,929	3	272,830	—	272,833
Issuance of shares in an ATM placement, net of $73,403 in issuance costs	773,325	8	744,779	—	744,787
Net loss	—	—	—	(26,275,260)	(26,275,260)
Balance, December 31, 2022	78,944,954	$ 789	$387,319,985	$(362,675,299)	$ 24,645,475

The accompanying notes are an integral part of these financial statements.

Energous Corporation
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	
	2022	2021
Cash flows from operating activities:		
Net loss	$ (26,275,260)	$ (41,427,293)
Adjustments to reconcile net loss to:		
Net cash used in operating activities:		
Depreciation and amortization	246,156	258,249
Stock based compensation	2,918,837	11,931,188
Change in operating lease right-of-use assets	730,452	674,306
Bad debt expense	40,737	10,850
Changes in operating assets and liabilities:		
Accounts receivable	99,512	(218,602)
Inventory	(105,821)	—
Prepaid expenses and other current assets	47,335	(238,184)
Other assets	11,991	(10,381)
Accounts payable	(305,192)	109,118
Accrued expenses	267,097	(52,970)
Accrued severance	(558,923)	975,439
Operating lease liabilities	(770,031)	(733,473)
Deferred revenue	16,363	1,364
Net cash used in operating activities	(23,636,747)	(28,720,389)
Cash flows from investing activities:		
Purchases of property and equipment	(164,994)	(365,735)
Net cash used in investing activities	(164,994)	(365,735)
Cash flows from financing activities:		
Net proceeds from an at-the-market ("ATM") offerings	744,787	27,043,751
Proceeds from contributions to employee stock purchase plan	272,833	384,126
Net cash provided by financing activities	1,017,620	27,427,877
Net decrease in cash and cash equivalents	(22,784,121)	(1,658,247)
Cash and cash equivalents - beginning	49,071,414	50,729,661
Cash and cash equivalents - ending	$ 26,287,293	$ 49,071,414
Supplemental disclosure of non-cash financing activities:		
Increase in operating lease right-of-use assets and operating lease liabilities	$ 2,071,336	$ —
Common stock issued for RSUs	$ 10	$ 14
Common stock issued for PSUs	$ 1	$ 14

The accompanying notes are an integral part of these financial statements.

ENERGOUS CORPORATION
Notes to Financial Statements

Note 1 – Business Organization, Nature of Operations

Energous Corporation (the "Company") was incorporated in Delaware on October 30, 2012. The Company has developed its WattUp® wireless power technology, consisting of proprietary semiconductor chipsets, software controls, hardware designs and antennas, that enables radio frequency ("RF") based charging for electronic devices. The WattUp technology has a broad spectrum of capabilities, including near-field wireless charging and at-a-distance wireless charging at various distances. The Company believes its proprietary WattUp technologies are well suited for many applications, including building and home automation, electronic shelf labels, industrial IoT sensors, surface and implanted medical devices, tracking devices, hearables, wearables, consumer electronics and public safety applications. Potential future applications include smartphones, commercial and industrial robotics, as well as automotive solutions and other devices with charging requirements that would otherwise require battery replacement or a wired power connection.

Note 2 – Liquidity and Management Plans

During the years ended December 31, 2022 and 2021, the Company has recorded revenue of $851,321 and $756,793, respectively. The Company incurred a net loss of $26,275,260 and $41,427,293 for the years ended December 31, 2022 and 2021, respectively. Net cash used in operating activities was $23,636,747 and $28,720,389 for the years ended December 31, 2022 and 2021, respectively. The Company is currently meeting its liquidity requirements through the proceeds of securities offerings that raised net proceeds of $27,043,751 during 2021 and $744,787 during 2022, proceeds from contributions to the employee stock purchase plan ("ESPP"), along with payments received from customers.

As of December 31, 2022, the Company had cash on hand of $26,287,293. The Company expects that cash on hand as of December 31, 2022, together with proceeds from the underwritten offering conducted during the first quarter of 2023 (See Note 12 – Subsequent Events) and anticipated revenues, will be sufficient to fund the Company's operations into March 2024.

Research and development of new technologies is by its nature unpredictable. Although the Company intends to continue its research and development activities, there can be no assurance that its available resources and revenue generated from its business operations will be sufficient to sustain its operations. Accordingly, the Company expects to pursue additional financing, which could include offerings of equity or debt securities, bank financings, commercial agreements with customers or strategic partners, and other alternatives, depending upon market conditions. There is no assurance that such financing would be available on terms that the Company would find acceptable, or at all.

The market for products using the Company's technology is broad and evolving, but remains nascent and unproven, so the Company's success is dependent upon many factors, including customer acceptance of its existing products, technical feasibility of future products, regulatory approvals, the development of complementary technologies, competition and global market fluctuations.

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").

Note 3 – Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements as well as the reported expenses during the reporting periods.

The Company's significant estimates and assumptions include the valuation of stock-based compensation awards, recognition of revenue, the lower of cost or net realizable value of inventory and valuation of deferred tax assets. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. Although the Company believes that its estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents. The Company maintains cash balances that may be uninsured or in deposit accounts that exceed Federal Deposit Insurance Corporation limits. The Company maintains its cash deposits with major financial institutions.

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" ("Topic 606").

In accordance with Topic 606, the Company recognizes revenue using the following five-step approach:

1. Identify the contract with the customer.
2. Identify the performance obligations in the contract.
3. Determine the transaction price of the contract.
4. Allocate the transaction price to the performance obligations of the contract.
5. Recognize revenue when the performance obligations are met or delivered.

The Company's revenue consists of its single segment of wireless charging system solutions. The wireless charging system revenue consists of revenue from product development projects and production-level systems. During the years ended December 31, 2022 and 2021, the Company recognized $851,321 and $756,793 in revenue, respectively.

The Company records revenue associated with product development projects that it enters into with certain customers. In general, these product development projects are complex, and the Company does not have certainty about its ability to achieve the project milestones. The achievement of a milestone is dependent on the Company's performance obligation and requires acceptance by the customer. The Company recognizes this revenue at the point in time at which the performance obligation is met. The payment associated with achieving the performance obligation is generally commensurate with the Company's effort or the value of the deliverable and is nonrefundable. The Company records the expenses related to these product development projects in research and development expense, in the periods such expenses were incurred.

Revenue Recognition

The Company records revenue associated with the sale of production-level systems at the point in time at which control over the product is transferred to the customer. The Company records the expense related to the sales of these systems as cost of revenue during the period that the product is transferred to the customer.

Note 3 – Summary of Significant Accounting Policies, continued

Inventory

The Company follows ASC Topic 330, *Inventory* ("Topic 330") to account for its inventory, which includes finished goods ready for sale, work in process and raw materials, at the lower of cost or net realizable value. Net realizable value is calculated at the end of each reporting period and adjustment, if needed, is made.

Research and Development

Research and development expenses are charged to operations as incurred. For internally developed patents, all patent application costs are expensed as incurred as research and development expense. Patent application costs, which are generally legal costs, are expensed as research and development costs until such time as the future economic benefits of such patents become more certain. The Company incurred research and development costs of $12,497,781 and $20,572,580 for the years ended December 31, 2022 and 2021, respectively.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with accounting guidance that requires awards to be recorded at their fair value on the date of grant and are amortized over the vesting period of the award. The Company recognizes compensation costs on a straight-line basis over the requisite service period of the award, which is typically the vesting term of the equity instrument issued.

Under the Company's Employee Stock Purchase Plan ("ESPP"), employees may purchase a limited number of shares of the Company's stock at a 15% discount from the lower of the closing market prices measured on the first and last days of each half-year period. The Company recognizes stock-based compensation expense for the fair value of the purchase options, as measured on the grant date.

Income Taxes

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. As of December 31, 2022, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company's policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the years ended December 31, 2022 and 2021. The Company files income tax returns with the United States and California governments.

Net Loss Per Common Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants (using the treasury stock method), the vesting of restricted stock units ("RSUs") and performance stock units ("PSUs") and the enrollment of employees in the ESPP. The computation of diluted loss per share excludes potentially dilutive securities of 4,132,060 and 5,519,068 for the years ended December 31, 2022 and 2021, respectively, because their inclusion would be antidilutive.

Note 3 – Summary of Significant Accounting Policies, continued

Net Loss Per Common Share, continued

Potentially dilutive securities outlined in the table below have been excluded from the computation of diluted net loss per share because the effect of their inclusion would have been anti-dilutive.

| | For the Years Ended December 31, | |
	2022	2021
Warrants issued to private investors	1,666,666	3,284,789
Options to purchase common stock	300,262	525,006
RSUs	2,165,132	1,709,273
Total potentially dilutive securities	4,132,060	5,519,068

The table above includes 1,666,666 warrants expiring March 1, 2024, with an exercise price of $10.00. During the year ended December 31, 2022, 1,618,123 warrants with an exercise price of $23.00 expired.

Leases

The Company determines if an arrangement is a lease at the inception of the arrangement. The Company applies the short-term lease recognition exemption and recognizes lease payments in profit or loss at lease commencement for facility or equipment leases that have a lease term of 12 months or less and do not include a purchase option whose exercise is reasonably certain. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities.

ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are measured and recorded at the service commencement date based on the present value of lease payments over the lease term. The Company uses the implicit interest rate when readily determinable; however, most leases do not establish an implicit rate, so the Company uses an estimate of the incremental borrowing rate based on the information available at the time of measurement. Lease expense for lease payments is recognized on a straight-line basis over the lease term. See Note 6 – Commitments and Contingencies, *Operating Leases* for further discussion of the Company's operating leases.

Management's Evaluation of Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of December 31, 2022, through the date which the financial statements are issued.

Note 4 – Property and Equipment

Property and equipment are as follows:

| | As of December 31, | |
	2022	2021
Computer software	$ 978,147	$ 916,498
Computer hardware	2,144,364	2,211,490
Furniture and fixtures	488,465	484,186
Leasehold improvements	782,538	782,538
	4,393,514	4,394,712
Less – accumulated depreciation	(3,964,479)	(3,884,515)
Total property and equipment, net	$ 429,035	$ 510,197

The Company currently uses the following expected life terms for depreciating property and equipment: computer software – 1-2 years, computer hardware – 3 years, furniture and fixtures – 7 years, leasehold improvements – remaining life of the lease.

Note 4 – Property and Equipment, continued

The Company disposed of $166,192 and $130,341 in property and equipment during the years ended December 31, 2022 and 2021, respectively. Total depreciation and amortization expense of the Company's property and equipment was $246,156 and $258,249 for the years ended December 31, 2022 and 2021, respectively.

Note 5 – Accrued Expenses

Accrued expenses consist of the following:

| | As of December 31, | |
	2022	2021
Accrued compensation	$ 1,306,503	$ 1,217,176
Accrued legal expenses	298,546	178,236
Other accrued expenses	185,365	127,905
Total	$ 1,790,414	$ 1,523,317

Note 6 – Commitments and Contingencies

Operating Leases

San Jose Lease

On May 20, 2022, the Company signed a lease amendment to the existing lease of its office space at its corporate headquarters in San Jose, California, extending the term of the lease for an additional three years. Upon signing the lease amendment, the Company recorded a new ROU lease asset of $2,071,336 and operating lease liability of $2,071,336, using a present value discount rate of 3.0%. Upon expiration of the original lease on September 30, 2022, the new monthly lease payment starting October 1, 2022 was $58,903, subject to annual escalations up to a maximum monthly lease payment of $62,490.

Costa Mesa Lease

On July 15, 2019, the Company signed a new lease agreement for the lease of office space in Costa Mesa, California for an additional two years. Upon expiration of the original lease on September 30, 2019, the new monthly lease payment starting October 1, 2019 was $9,773, subject to an annual escalation up to a maximum monthly lease payment of $10,200.

On September 22, 2021, the Company signed a new Costa Mesa lease to lease a new, distinct office space in a different building with the same landlord. Per the lease, the stated commencement date was October 1, 2021 with the lease running through September 30, 2023, and the Company did not take control of the new office space until October 2021, at which time the Company recorded a new right-of-use asset of $104,563 and operating lease liability of $104,563. The new Costa Mesa lease had an initial monthly lease payment of $4,369 which started on October 1, 2021, subject to an annual escalation up to a maximum monthly lease payment of $4,522.

Operating Lease Commitments

The Company follows ASC 842, *Leases,* ("Topic 842") and recognizes the required ROU assets and operating lease liabilities on its balance sheet. The Company anticipates having future total lease payments of $2,048,733 during the period from the first quarter of 2023 to the third quarter of 2025. As of December 31, 2022, the Company has total operating lease right-of-use assets of $1,959,869, current portion operating lease liabilities of $705,894 and long-term portion of operating lease liabilities of $1,264,131. The weighted average remaining lease term is 2.7 years as of December 31, 2022.

Note 6 – Commitments and Contingencies, continued

Operating Leases, continued

Operating Lease Commitments, continued

The future minimum lease payments for leased locations are as follows:

For the Year Ended December 31,	Amount
2023	$ 752,828
2024	733,497
2025	562,408
Total future lease payments	2,048,733
Present value discount (2.9% weighted average)	(78,708)
Total operating lease liabilities	$ 1,970,025

Hosted Design Solution Agreement

In June 2021, the Company entered into an electronic design automation software in a hosted environment license agreement with a term of three years under which the Company is required to remit quarterly payments of approximately $233,000 through the second quarter of 2024.

Litigations, Claims, and Assessments

The Company is from time to time involved in various disputes, claims, liens and litigation matters arising in the normal course of business. While the outcome of these disputes, claims, liens and litigation matters cannot be predicted with certainty, after consulting with legal counsel, management does not believe that the outcome of these matters will have a material adverse effect on the Company's combined financial position, results of operations or cash flows.

MBO Bonus Plan

On March 15, 2018, the Company's Board of Directors ("Board"), on the recommendation of the Board's Compensation Committee ("Compensation Committee"), approved the Energous Corporation MBO Bonus Plan ("Bonus Plan") for executive officers of the Company. To be eligible to receive a bonus under the Bonus Plan, an executive officer must be continuously employed throughout the applicable performance period, in good standing, and achieve the performance objectives selected by the Compensation Committee.

Under the Bonus Plan, the Compensation Committee is responsible for selecting the amounts of potential bonuses for executive officers, the performance metrics used to determine whether any such bonuses will be paid and determining whether those performance metrics have been achieved.

During the years ended December 31, 2022 and 2021, the Company recognized a total of $1,293,875 and $1,433,990, respectively, in expense under the Bonus Plan. As of December 31, 2022, $688,364 of the 2022 amount was not yet paid and is included in accrued expenses. The expense under the Bonus Plan is recorded under operating expenses on the Company's Statement of Operations within each executive's department.

Severance and Change in Control Agreement

On March 15, 2018, the Compensation Committee approved a form of Severance and Change in Control Agreement ("Severance Agreement") that the Company may enter into with executive officers (each, an "Executive").

Note 6 – Commitments and Contingencies, continued

Severance and Change in Control Agreement, continued

Under the Severance Agreement, if an Executive is terminated in a qualifying termination, the Company agrees to pay the Executive six to 12 months of that Executive's monthly base salary. If Executive elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") the Company will pay the full amount of Executive's premiums under the Company's health, dental and vision plans, including coverage for the Executive's eligible dependents, for the six to 12 month period following the Executive's termination.

Executive Employee Agreement – Cesar Johnston

On December 9, 2021, the Company announced that Cesar Johnston had been appointed as the Company's Chief Executive Officer. In connection with Mr. Johnston's appointment as Chief Executive Officer, the Company and Mr. Johnston executed an offer letter dated as of December 6, 2021.

Under the offer letter, Mr. Johnston will receive an annual base salary of $400,000 per year. Beginning in year 2022, he is eligible to receive a discretionary annual bonus of up to 100% of his base salary, at the recommendation of the Company's Compensation Committee, with the approval of the Company's Board of Directors. In addition, as an inducement to accept his appointment as Chief Executive Officer, Mr. Johnston received, subject to continued employment, (a) a special one-time sign-on bonus in the amount of $120,000, payable in two equal installments of $60,000 each on the first payroll date in 2022 and the first payroll date after December 6, 2022, (b) a grant of 150,000 restricted stock units to acquire shares of the Company's common stock, one third of which vested on December 6, 2022 and the remaining two thirds of which will vest in eight equal installments of 12,500 each on each quarterly anniversary thereafter and (c) a grant of an option to purchase 300,000 shares of the Company's common stock at an exercise price equal to the fair market value of the Company's common stock on the grant date, half of which shall vest on December 31, 2023, a quarter of which shall vest on December 31, 2024 and the remainder of which shall vest on December 31, 2025.

Also pursuant to the terms of his offer letter, Mr. Johnston is eligible for (a) an additional equity award in the amount of 287,000 PSUs to acquire shares of the Company's common stock, to vest at various amounts to be agreed upon by the Board per year over a three year period commencing January 1, 2022 and ending December 31, 2024, upon the achievement of performance criteria to be mutually established by Mr. Johnston and the Compensation Committee, and (b) an additional equity award of up to 25,000 PSUs per calendar year for each of 2022, 2023 and 2024, based on outperformance of agreed upon goals per calendar year, as determined by the Compensation Committee with approval of the Board. On July 20, 2022, the Board approved, by unanimous written consent, the grant to Mr. Johnston of up to 287,000 PSUs pursuant to the terms of Mr. Johnston's offer letter. The 287,000 PSUs that have been approved shall vest as follows: (a) up to 187,000 PSU shares shall vest on December 31, 2022, subject to Mr. Johnston's continued service as Chief Executive Officer and the achievement, to be determined in the Compensation Committee's sole discretion, by Mr. Johnston of certain performance metrics previously determined by the Compensation Committee and approved by the Board, and (b) up to an additional 50,000 PSU shares shall vest on each of December 31, 2023 and December 31, 2024, subject to Mr. Johnston's continued service as Chief Executive Officer and the achievement, to be determined in the Compensation Committee's sole discretion, by Mr. Johnston of certain performance metrics to be recommended by the Compensation Committee and approved by the Board at a subsequent date. As of December 31, 2022, the Company accrued $360,000 in bonus expense for Mr. Johnston's annual discretionary bonus and recorded $120,000 in bonus expense for Mr. Johnston's one-time sign-on bonus. As of December 31, 2022, only 187,000 PSUs have approved performance criteria. As of December 31, 2022, 135,575 PSU shares were earned and deemed delivered on that date. As of December 31, 2022, the Board has not approved any additional equity awards based on outperformance of agreed upon goals. As of December 31, 2022, the Board has not approved the goals for the additional 50,000 PSU shares for vesting on each of December 31, 2023 and 2024; therefore, these PSUs have not been considered granted.

Note 6 – Commitments and Contingencies, continued

Executive Employee Agreement – Cesar Johnston, continued

In connection with Mr. Johnston's appointment as Chief Executive Officer, the Company and Mr. Johnston additionally entered into an amended and restated severance and change in control agreement, dated as of December 6, 2021. In the event of a termination that is not a change-in-control qualifying termination, Mr. Johnston is entitled to (a) a one-time lump sum payment by the Company in an amount equal to 18 months of his monthly base salary plus an amount equal to 100% of his target bonus plus, if agreed by the Compensation Committee, a discretionary bonus for the year in which the termination occurs, (b) any outstanding unvested equity awards held by Mr. Johnston that would vest in the next 18 months of continuing employment (other than any equity awards that vest upon satisfaction of performance criteria) will accelerate and become vested and (c) if Mr. Johnston timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), the Company or its successor will pay the full amount of Mr. Johnston's COBRA premiums on his behalf for 18 months.

Mr. Johnston's agreement additionally provides that, in the event of a change-in-control qualifying termination, Mr. Johnston is entitled to (a) a one-time lump sum payment by the Company in an amount equal to 18 months of his monthly base salary plus an amount equal to 150% of his target bonus plus a prorated bonus for the year in which the termination occurs, (b) any outstanding unvested equity awards held by Mr. Johnston (including any equity awards that vest upon satisfaction of performance criteria) will accelerate in full and become vested and (c) if Mr. Johnston timely elects continued coverage under COBRA, the Company or its successor will pay the full amount of Mr. Johnston's COBRA premiums on his behalf for 18 months.

Mr. Johnston is also eligible to receive all customary and usual benefits generally available to senior executives of the Company.

Executive Transition Agreement – Stephen Rizzone

On April 3, 2015, the Company entered into an Amended and Restated Executive Employment Agreement with Stephen R. Rizzone, the Company's President and Chief Executive Officer ("Employment Agreement").

The Employment Agreement effective as of January 1, 2015, has an initial term of four years and automatically renews each year after the initial term. The Employment Agreement provides for an annual base salary of $365,000, and Mr. Rizzone is eligible to receive quarterly cash bonuses from the MBO Bonus Plan with a total target amount equal to 100% of his base salary based upon achievement of performance-based objectives established by the Board.

On July 9, 2021, the Company announced that Stephen R. Rizzone has retired from his position as the Company's President and Chief Executive Officer and as a member of the Board.

In connection with Mr. Rizzone's retirement, the Company and Mr. Rizzone entered into an Executive Transition Agreement ("Separation Agreement"), providing for continued employment through August 31, 2021. Upon his termination of employment, the Separation Agreement provides severance payments and benefits to Mr. Rizzone consistent with the terms of his existing employment agreement with the Company, including without limitation: compensation-based payments of $1,460,000 in the aggregate, payable under a certain payment scheme as set forth therein, an additional lump sum cash payment of $2,000,000, a pro-rated bonus payment for the two months of employment during the current quarterly bonus period payable at the same time bonus payments are made to other executives of the Company, settlement of deferred vested restricted stock units and an extension of the exercise periods of all stock options held by Mr. Rizzone until the one year anniversary of his termination date, and additional benefits related to Mr. Rizzone's medical insurance. In addition, the Company will pay-off all amounts owed under a lease agreement relating to a Company Car and Mr. Rizzone will receive the title to the vehicle. All compensation under the Separation Agreement will be subject to applicable withholding.

During the year ended December 31, 2021, the Company recorded $4,017,172 in severance expense associated with the separation agreement, including $284,994 in additional stock-based compensation as a result of the extension of the exercise periods on the stock options. As of December 31, 2022, the Company had unpaid accrued severance expense of $411,607 which is expected to be paid by August 2023.

Note 6 – Commitments and Contingencies, continued

Executive Transition Agreement – Neeraj Sahejpal

On April 29, 2022, the Company announced the departure of Neeraj Sahejpal, former Senior Vice President of Marketing and Business Development, effective April 30, 2022. Pursuant to the terms of Mr. Sahejpal's severance and change of control agreement with the Company, Mr. Sahejpal received payments and benefits including compensation equal to 12 months of Mr. Sahejpal's then-current salary of $261,250, 12 months of maximum potential bonus of $261,250, and 12 months of COBRA reimbursements. In addition, all RSUs held by Mr. Sahejpal that were due to vest in the 12 months after his departure, totaling RSUs covering 85,943 shares, were accelerated.

The Company recorded $798,391 in total severance expense pertaining to Mr. Sahejpal's departure for the year ended December 31, 2022, including $252,609 in stock-based compensation as a result of accelerated vesting of RSUs. As of December 31, 2022, the Company had unpaid accrued severance expense of $4,909 pertaining to Mr. Sahejpal's agreement which is expected to be paid through April 30, 2023.

Strategic Alliance Agreement

In November 2016, the Company and Dialog Semiconductor plc ("Dialog"), a related party (see Note 10—Related Party Transactions), entered into a Strategic Alliance Agreement ("Alliance Agreement") for the manufacture, distribution and commercialization of products incorporating the Company's wire-free charging technology ("Licensed Products"). Pursuant to the terms of the Alliance Agreement, the Company agreed to engage Dialog as the exclusive supplier of the Licensed Products for specified fields of use, subject to certain exceptions (the "Company Exclusivity Requirement"). Dialog agreed to not distribute, sell or work with any third party to develop any competing products without the Company's approval (the "Dialog Exclusivity Requirement"). In addition, both parties agreed on a revenue sharing arrangement and will collaborate on the commercialization of Licensed Products based on a mutually-agreed upon plan. Each party will retain all of its intellectual property.

The Alliance Agreement has an initial term of seven years, with automatic renewal annually thereafter unless terminated by either party upon 180 days' prior written notice. Under the terms of the Alliance Agreement, the Company could terminate the Alliance Agreement at any time after the third anniversary of the Agreement upon 180 days' prior written notice to Dialog, or if Dialog breaches certain exclusivity obligations. Dialog could terminate the Alliance Agreement if sales of Licensed Products did not meet specified targets. The Company Exclusivity Requirement had a termination date of the earlier of January 1, 2021 or the occurrence of certain events relating to the Company's pre-existing exclusivity obligations. The Company Exclusivity Requirement renewed automatically on an annual basis unless the Company and Dialog agree to terminate the requirement.

On September 20, 2021, the Company was notified by Dialog, then recently acquired by Renesas Electronics Corporation, that it was terminating the Alliance Agreement. There is a wind down period included in the Alliance Agreement which will conclude in September 2024. During the wind down period, the Alliance Agreement's terms will continue to apply to the Company's products that are covered by certain existing customer relationships, except that the parties' respective exclusivity rights have terminated.

Note 7 – Stockholders' Equity

Authorized Capital

The holders of the Company's common stock are entitled to one vote per share. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon the liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets of the Company that are legally available for distribution.

Financing

On September 15, 2020, the Company filed a shelf registration statement on Form S-3 with the SEC, which became effective on September 24, 2020, and contains two prospectuses: a base prospectus, which covers the offering, issuance and sale by the Company of up to $75,000,000 of its common stock, preferred stock, debt securities, warrants to purchase our common stock, preferred stock or debt securities, subscription rights to purchase its common stock, preferred stock or debt securities and/or units consisting of some or all of these securities; and an at-the-market sales agreement prospectus supplement covering the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $40,000,000 of its common stock that may be issued and sold under the At Market Issuance Sales Agreement, as amended, between the Company, B. Riley Securities, Inc., Roth Capital Partners LLC and Ladenburg Thalmann & Co. Inc. (the "ATM Program"). The $40,000,000 of common stock to be offered, issued and sold under the ATM Program is included in the $75,000,000 of securities that may be offered, issued and sold by the Company under the base prospectus. Pursuant to this shelf registration statement, the Company sold shares which raised net proceeds of $38,832,711 (net of $1,167,289 in issuance costs) during the third and fourth quarters of 2020 under the ATM Program.

On October 4, 2021, the Company filed a prospectus supplement covering the offering, issuance and sale of up to an additional $35,000,000 of shares of the Company's common stock pursuant to the ATM Program. The Company raised net proceeds of $27,043,751 (net of $868,122 in issuance costs), during 2021 under the ATM Program. During 2022, the Company raised an additional $744,787 (net of $73,403 in issuance costs). As of December 31, 2022, the Company has $6,269,937 of common stock registered for sale under the ATM Program.

On November 15, 2021, the Company filed a shelf registration statement on Form S-3 with the SEC, which became effective on December 16, 2021. This shelf registration statement allows the Company to sell, from time to time, any combination of debt or equity securities described in the registration statement up to aggregate proceeds of $100,000,000.

Common Stock Outstanding

Our outstanding shares of common stock typically include shares that are deemed delivered under U.S. GAAP. Shares that are deemed delivered currently include shares that have vested, but have not yet been delivered, under tax-deferred equity awards, as well as shares purchased under the ESPP where actual transfer of shares normally occurs a few days after the completion of the purchase periods. There are no voting rights for shares that are deemed delivered under U.S. GAAP until the actual delivery of shares takes place. There are currently 200,000,000 shares of common stock authorized for issuance.

Note 8 – Stock Based Compensation

Equity Incentive Plans

2013 Equity Incentive Plan

Effective on June 16, 2021, the Company's stockholders approved the amendment and restatement of the 2013 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 1,500,000 shares, bringing to 8,785,967 the total number of shares approved for issuance under that plan.

As of December 31, 2022, 1,294,884 shares of common stock remain eligible to be issued through equity-based instruments under the 2013 Equity Incentive Plan.

2014 Non-Employee Equity Compensation Plan

Effective on May 26, 2020, the Company's stockholders approved the amendment and restatement of the 2014 Non-Employee Equity Compensation Plan to increase the number of shares reserved for issuance through equity-based instruments thereunder by 800,000 shares, bringing to 1,650,000 the total number of shares approved for issuance under that plan.

As of December 31, 2022, 670,690 shares of common stock remain eligible to be issued through equity-based instruments under the 2014 Non-Employee Equity Compensation Plan.

2015 Performance Share Unit Plan

Effective on June 16, 2021, the Company's stockholders approved the amendment and restatement of the 2015 Performance Share Unit Plan to increase the number of shares reserved for issuance through equity-based instruments thereunder by 1,700,000 shares, bringing to 5,110,104 the total number of shares approved for issuance under that plan.

As of December 31, 2022, 2,275,438 shares of common stock remain eligible to be issued through equity-based instruments under the 2015 Performance Share Unit Plan.

2017 Equity Inducement Plan

On December 28, 2017, the Board approved the 2017 Equity Inducement Plan ("2017 Plan"). Under the 2017 Plan, the Board reserved 600,000 shares for the grant of RSUs. These grants will be administered by the Board or a committee of the Board. These awards will be granted to individuals who (a) are being hired as an employee by the Company or any subsidiary and such award is a material inducement to such person being hired; (b) are being rehired as an employee following a bona fide period of interruption of employment with the Company or any subsidiary; or (c) will become an employee of the Company or any subsidiary in connection with a merger or acquisition.

On July 20, 2022, the Board increased the number of shares of common stock reserved and available for issuance under the 2017 Plan by 2,000,000 shares to a total of 2,600,000 shares approved. As of December 31, 2022, 1,566,170 shares of common stock remain available to be issued through equity-based instruments under the 2017 Plan.

Employee Stock Purchase Plan

In April 2015, the Company's Board approved the ESPP, under which 600,000 shares of common stock have been reserved for purchase by the Company's employees, subject to approval by the Company's stockholders. On May 21, 2015, the Company's stockholders approved the ESPP. Effective on June 16, 2021, the Company's stockholders approved the amendment and restatement of the ESPP to increase the number of shares reserved for issuance through equity-based instruments thereunder by 700,000 shares, bringing to 1,550,000 the total number of shares approved for issuance under that plan. Under the ESPP, employees may designate an amount not less than 1% but not more than 10% of their annual compensation for the purchase of Company shares. An offering period shall be six months in duration commencing on or about January 1 and July 1 of each year. The exercise price of the option will be the lesser of 85% of the fair market of the common stock on the first business day of the offering period and 85% of the fair market value of the common stock on the applicable exercise date which is typically the last market date of the offering period.

Note 8 – Stock Based Compensation, continued

Equity Incentive Plans, continued

<u>Employee Stock Purchase Plan</u>, continued

As of December 31, 2022, 201,619 shares of common stock remain eligible to be issued under the ESPP. For the year ended December 31, 2022, eligible employees contributed $272,833 through payroll deductions to the ESPP and 345,929 shares were deemed delivered for the year ended December 31, 2022. For the year ended December 31, 2021, eligible employees contributed $384,126 through payroll deductions to the ESPP and 292,890 shares were deemed delivered for the year ended December 31, 2021.

Stock Option Award Activity

During the year ended December 31, 2022, the Board granted our Chief Executive Officer 300,000 stock options under the 2013 Equity Incentive Plan at an exercise price of $1.27 per share with half of the options vesting on the second anniversary of the vesting start date and a quarter of the options vesting on each of the next two anniversaries of the vesting start date. No options were granted during the years ended December 31, 2022 and 2021.

The Company estimated the fair value of stock options granted during 2022 using the Black-Scholes option pricing model. The fair values of stock options granted during 2022 were estimated using the following assumptions:

	Year Ended December 31, 2022
Stock price	$ 1.27
Dividend yield	0%
Expected volatility	108%
Risk-free interest rate	1.92%
Expected life	5.6 years

The following is a summary of the Company's stock option activity during the year ended December 31, 2022:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Life In Years		Intrinsic Value
Outstanding at January 1, 2022	525,006	$	5.77	0.7	$	—
Granted	300,000		1.27	—		—
Exercised	—		—	—		—
Forfeited	(524,744)		5.77	—		—
Outstanding at December 31, 2022	300,262	$	1.27	8.9	$	—
Exercisable at December 31, 2022	262	$	2.49	1.0	$	—

As of December 31, 2022, the unamortized value of options was $233,689. The unamortized amount will be expensed over a weighted average period of 2.6 years.

The aggregate intrinsic value of options exercised was $0 for the years ended December 31, 2022 and 2021.

Restricted Stock Units ("RSUs")

During the year ended December 31, 2022, the Compensation Committee granted various employees RSUs under which the holders have the right to receive an aggregate of 1,038,700 shares of common stock. The majority of these awards, granted under the 2013 Equity Incentive Plan, vest over terms ranging from two to four years.

Note 8 – Stock Based Compensation, continued

Restricted Stock Units ("RSUs"), continued

During the year ended December 31, 2022, the Compensation Committee granted various directors and consultants RSUs under which the holders have the right to receive an aggregate 290,055 shares of common stock. These awards were granted under the 2014 Non-Employee Equity Compensation Plan. The awards granted vest over terms from one year to two years.

During the year ended December 31, 2022, the Compensation Committee granted employees RSUs under which the holders have the right to receive 608,500 shares of common stock. The awards, granted under the 2017 Equity Inducement Plan, vest over four years beginning on the anniversary of the grant date.

At December 31, 2022, the unamortized value of the RSUs was $2,475,986. The unamortized amount will be expensed over a weighted average period of 1.8 years. A summary of the activity related to RSUs for the year ended December 31, 2022 is presented below:

	Total	Weighted Average Grant Date Fair Value
Unvested at January 1, 2022	1,709,273	$ 3.72
RSUs granted	1,937,255	$ 1.21
RSUs forfeited	(458,476)	$ 1.98
RSUs vested	(1,022,920)	$ 4.16
Unvested at December 31, 2022	2,165,132	$ 1.63

Performance Share Units ("PSUs")

Performance share units ("PSUs") are grants that vest upon the achievement of certain performance goals. The goals are commonly related to the Company's revenue and achievement of sales and marketing goals.

On July 20, 2022, the Board granted the Company's Chief Executive Officer, Cesar Johnston, up to 287,000 PSUs under the Company's 2015 Performance Share Unit Plan pursuant to the terms of Mr. Johnston's offer letter with the Company (See Note 4 – Commitments and Contingencies). The up to 287,000 PSUs that have been approved shall vest as follows: (a) up to 187,000 PSU shares shall vest on December 31, 2022, subject to Mr. Johnston's continued service as Chief Executive Officer and the achievement, to be determined in the Compensation Committee's sole discretion, by Mr. Johnston of certain performance metrics previously determined by the Compensation Committee and approved by the Board, and (b) up to an additional 50,000 PSU shares shall vest on each of December 31, 2023 and December 31, 2024, subject to Mr. Johnston's continued service as Chief Executive Officer and the achievement, to be determined in the Compensation Committee's sole discretion, by Mr. Johnston of certain performance metrics to be recommended by the Compensation Committee and approved by the Board at a subsequent date. As of December 31, 2022, only 187,000 PSUs have approved performance criteria. As of December 31, 2022, 135,575 PSUs have been achieved and vested and were deemed delivered on that date. As of December 31,2022, the performance criteria for the additional 100,000 PSUs have not been approved by the Board.

Note 8 – Stock Based Compensation, continued

Performance Share Units ("PSUs"), continued

At December 31, 2022, the unamortized value of all PSUs was $0. A summary of the activity related to PSUs for the year ended December 31, 2022 is presented below:

	Total	Weighted Average Grant Date Fair Value
Unvested at January 1, 2022	—	$ —
PSUs granted	187,000	$ 1.02
PSUs forfeited	(51,425)	$ 1.02
PSUs vested	(135,575)	$ 1.02
Unvested at December 31, 2022	—	$ —

Employee Stock Purchase Plan ("ESPP")

During the years ended December 31, 2022 and 2021, there were two offering periods per year for the ESPP. The first offering period started on January 1 of each year and concluded on June 30 of each year. The second offering period started on July 1 of each year and concluded on December 31 of each year.

The weighted-average grant-date fair value of the purchase option for each designated share purchased under the ESPP was approximately $0.37 and $1.10 during the years ended December 31, 2022 and 2021, respectively, which represents the fair value of the option, consisting of three main components: (i) the value of the discount on the enrollment date, (ii) the proportionate value of the call option for 85% of the stock and (iii) the proportionate value of the put option for 15% of the stock. The Company recognized stock-based compensation expense for the plan of $124,053 and $252,568 for the years ended December 31, 2022 and 2021, respectively.

The Company estimated the fair value of the purchase options granted during the years ended December 31, 2022 and 2021 using the Black-Scholes option pricing model. The fair values of the purchase options granted were estimated using the following assumptions:

	For the Year Ended December 31, 2022
Stock price range	$ 0.96 – 1.25
Dividend yield	0%
Expected volatility range	61 – 68%
Risk-free interest rate range	0.06 – 2.52%
Expected life	6 months

	For the Year Ended December 31, 2021
Stock price range	$ 1.80 – 2.78
Dividend yield	0%
Expected volatility range	95 – 143%
Risk-free interest rate range	0.05 – 0.09%
Expected life	6 months

Note 8 – Stock Based Compensation, continued

Stock-Based Compensation Expense

The following tables summarize total stock-based compensation costs recognized for years ended December 31, 2022 and 2021:

| | For the Years Ended December 31, | |
	2022	2021
Options	$ 74,771	$ 284,994
RSUs	2,581,726	5,561,698
PSUs	138,287	5,831,928
ESPP	124,053	252,568
Total	$ 2,918,837	$ 11,931,188

The total amount of stock-based compensation was reflected within the statements of operations as:

| | For the Years Ended December 31, | |
	2022	2021
Research and development	$ 1,134,106	$ 6,582,873
Sales and marketing	448,347	3,099,232
General and administrative	1,083,775	1,964,089
Severance expense	252,609	284,994
Total	$ 2,918,837	$ 11,931,188

Note 9 – Income Taxes

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law. The CARES Act includes provisions relating to refundable payroll tax credits, net operating loss carryback periods, alternative minimum tax refunds, modifications to the net interest deduction limitations and technical corrections to the tax depreciation methods for qualified improvement property. The CARES Act has an immaterial impact on the Company's income taxes.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is "more likely than not." Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Because of the Company's recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance as of December 31, 2022.

Note 9 – Income Taxes, continued

As of December 31, 2022 and 2021, the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the following:

	December 31,	
	2022	2021
Deferred tax assets:		
Research and development tax credits	$ 10,526,768	$ 9,475,588
Net operating loss carryovers	76,477,629	67,785,680
Property and equipment	162,698	189,271
Research and development costs	9,829,326	10,923,959
Start-up and organizational costs	9,275	462
Stock-based compensation	283,285	4,659,555
Operating lease liability	551,284	187,132
Other accruals	464,948	670,065
Total gross deferred tax assets	98,305,213	93,891,712
Less: valuation allowance	(97,756,771)	(93,718,497)
Total deferred tax assets	548,442	173,215
Deferred tax liabilities:		
Operating lease right-of-use asset	(548,442)	(173,215)
Total deferred tax liabilities	(548,442)	(173,215)
Total deferred taxes, net	$ —	$ —

The change in the Company's valuation allowance is as follows:

	2022	2021
January 1,	$93,718,497	$82,929,675
Increase in valuation allowance	4,038,274	10,788,822
December 31,	$97,756,771	$93,718,497

The Company has federal and state net operating loss carryforwards of approximately $273,056,000 and $274,011,000, respectively, available to offset future taxable income. The federal and state NOL carryforwards will expire at various dates beginning in 2033. The Company has federal and state research and development tax credit carryforwards of approximately $6,373,000 and $5,258,000, respectively. The federal R&D credit carryforwards will expire beginning in 2032 and state R&D credit carryforwards do not expire. The ultimate realization of the net operating loss is dependent upon future taxable income, if any, of the Company. Although management believes that the Company may have sufficient future taxable income to absorb the net operating loss carryforwards and research and development tax credit carryforwards before the expiration of the carryforward period, there may be circumstances beyond the Company's control that limit such utilization. Accordingly, management has determined that a full valuation allowance of the deferred tax asset is appropriate at December 31, 2022 and 2021.

Note 9 – Income Taxes, continued

Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryforwards when the stock ownership of one or more 5% stockholders (stockholders owning 5% or more of the Company's outstanding capital stock) has increased on a cumulative basis by more than 50 percentage points. Management cannot control the ownership changes occurring as a result of public trading of the Company's Common Stock. Accordingly, there is a risk of an ownership change beyond the control of the Company that could trigger a limitation of the use of the loss carryforward. The Company completed a Section 382 analysis as of December 31, 2022 and determined that none of its NOLs or R&D credits would be limited.

	For the Year Ended December 31,	
	2022	2021
Tax benefit at federal statutory rate	(21.0)%	(21.0)%
State income taxes	(4.4)	(5.8)
Permanent differences:		
Stock-based compensation	12.4	1.8
Executive compensation	—	1.6
Research and development tax credits	(2.4)	(2.7)
Increase in valuation allowance	15.4	26.1
Effective income tax rate	0.0%	0.0%

Note 10 – Related Party Transactions

In November 2016, the Company and Dialog entered into the Alliance Agreement for the manufacture, distribution and commercialization of products incorporating the Company's wire-free charging technology (See Note 6 – Commitments and Contingencies, *Strategic Alliance Agreement*). On November 7, 2016 and June 28, 2017, the Company and Dialog entered into securities purchase agreements under which Dialog acquired a total of 1,739,691 shares and received warrants to purchase up to 1,417,565 shares. As of December 31, 2022, none of the warrants remain outstanding. Dialog presently owns approximately 2.2% of the Company's outstanding common shares. The Company incurred $0 and $408,000 in chip development expense from Dialog during the years ended December 31, 2022 and 2021, respectively.

On September 20, 2021, the Company was notified by Dialog, then acquired by Renesas Electronics Corporation, that it was terminating the Alliance Agreement between the Company and Dialog.

Note 11 – Customer Concentration

One customer accounted for approximately 50% of the Company's revenue for the year ended December 31, 2022 and three customers accounted for approximately 42% of the Company's revenue for the year ended December 31, 2021. One customer accounted for approximately 87% of the Company's accounts receivable balance as of December 31, 2022. Four customers accounted for approximately 68% of the Company's accounts receivable balance as of December 31, 2021.

Note 12 – Subsequent Events

During the period from January 1, 2023 through March 1, 2023, the Company raised net proceeds of $2,674,683 (net of $68,651 in issuance costs) under its ATM Program. As of March 1, 2023, the Company had $3,526,605 remaining on the ATM Program.

On February 28, 2023, the Company committed to purchase products that will be produced by a contract manufacturer during the second and third quarters of 2023. The total amount of the committed orders is $510,000, and the products produced by the contract manufacturer will be held for future sales.

On March 24, 2023, the Company completed an underwritten offering of its securities (the "Offering") pursuant to which it sold an aggregate of (i) 8,250,000 shares of its common stock and (ii) warrants to purchase up to 8,250,000 shares of common stock, for aggregate proceeds of approximately $2,689,000, net of commissions and professional fees of approximately $611,000. The warrants issued in the Offering were immediately exercisable and have a term of six years and a per share exercise price of $0.40.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to us is made known to the officers who certify our financial reports and the board of directors.

Based on their evaluation as of December 31, 2022, our principal executive and principal financial officers have concluded that these disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in SEC rules and forms and that material information relating to the Company is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process used to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles in the United States, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

An internal control system over financial reporting has inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

The Company's management, under the supervision of and with the participation of the principal executive and principal financial officers, have assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based on criteria for effective control over financial reporting described in Internal Control — *Integrated Framework* (2013) created by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

For the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Our principal executive and principal financial and accounting officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Item 9B. Other Information.

None.

Item 9C. Disclosures Regarding Foreign Jurisdictions That Prevent Inspections.

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 will be included in our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders, to be filed no later than 120 days after December 31, 2022, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 will be included in our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders, to be filed no later than 120 days after December 31, 2022, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

The information required by Item 12 will be included in our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders, to be filed no later than 120 days after December 31, 2022, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be included in our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders, to be filed no later than 120 days after December 31, 2022, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 will be included in our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders, to be filed no later than 120 days after December 31, 2022, and is incorporated herein by reference.

Item 15. Exhibits, Financial Statements and Schedules

(a) List of documents filed as part of this report:

1. Financial Statements (see "Financial Statements and Supplementary Data" at Part II, Item 8 and incorporated herein by reference).

2. Financial Statement Schedules (Schedules to the Financial Statements have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Financial Statements or notes thereto)

3. Exhibit Index.

EXHIBIT INDEX

Exhibit No.	Description of Document
3.1	Second Amended and Restated Certificate of Incorporation of Energous Corporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2020)
3.2	Amended and Restated Bylaws of Energous Corporation (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1/A (File No. 333-193522) filed on March 13, 2014)
4.1	Specimen Certificate representing shares of common stock of Energous Corporation (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1/A (File No. 333-193522) filed on March 21, 2014)
4.2	Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 10, 2019)
4.3	Description of The Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 10-K filed on March 13, 2020)
10.1	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2021)*
10.2	Energous Corporation 2013 Equity Incentive Plan, as amended and restated June 16, 2021 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2021)*
10.3	Form of stock option award under 2013 Equity Incentive Plan, as amended and restated on June 16, 2021 (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 (File No. 333-193522) filed on January 24, 2014)*
10.4	Form of Non-Statutory Option Award (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1/A (File No. 333-193522) filed on March 13, 2014)*
10.5	2014 Non-Employee Equity Compensation Plan, as amended and restated May 26, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 28, 2020)*
10.6	Form of stock option award under 2014 Non-Employee Equity Compensation Plan (incorporated by reference to Exhibit 10.22 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1/A (File No. 333-193522) filed on March 21, 2014)*

Exhibit No.	Description of Document
10.7	Offer Letter effective as of December 6, 2021 between Energous Corporation and Cesar Johnston (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 9, 2021)*
10.8	Form of Restricted Stock Unit Award Agreement effective as of August 14, 2014 between Energous Corporation and Cesar Johnston (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on November 10, 2014)*
10.9	Energous Corporation Form of Restricted Stock Unit Award Agreement under the 2013 Equity Incentive Plan, as amended and restated on June 16, 2021 (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K filed on March 30, 2015)*
10.10	Form of Inducement Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K filed on March 30, 2015)*
10.11	Energous Corporation Employee Stock Purchase Plan, as amended June 16, 2021 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2021)*
10.12	Energous Corporation Performance Share Unit Plan, as amended June 16, 2021 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2021)*
10.13	Energous Corporation Director Compensation Policy (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on August 13, 2015)
10.14	Securities Purchase Agreement between the Company and Dialog Semiconductor plc, dated November 6, 2016 (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K filed on March 16, 2017)
10.15	Securities Purchase Agreement between the Company and Dialog Semiconductor plc, dated June 28, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2017)
10.16	Amended and Restated Warrant to Purchase Common Stock between the Company and Emily T Fairbairn Roth IRA, dated October 6, 2017 (incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K filed on March 16, 2018)
10.17	Amended and Restated Warrant to Purchase Common Stock between the Company and Malcom P Fairbairn Roth IRA, dated October 6, 2017 (incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K filed on March 16, 2018)
10.18	Energous Corporation 2017 Equity Inducement Plan (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K filed on March 16, 2018)
10.19	Offer Letter effective as of October 9, 2014 between Energous Corporation and Neeraj Sahejpal* (incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K filed on March 16, 2018)
10.20	Form of Severance and Change in Control Agreement* (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed on March 16, 2018)
10.21	Energous Corporation MBO Bonus Plan* (incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K filed on March 16, 2018)
10.22	Securities Purchase Agreement among Energous Corporation and certain purchaser identified on the signature pages thereto, dated as of February 27, 2019 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 27, 2019)

Exhibit No.	Description of Document
10.23	Second Amendment to lease dated September 22, 2021 by and between Energous Corporation and the Irvine Company, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 15, 2021)
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K filed on March 16, 2018)
23.1	Consent of Marcum LLP +
24.1	Power of Attorney (included on signature page) +
31.1	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 +
31.2	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 +
32.1	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +
101.INS	Inline XBRL Instance Document +
101.SCH	Inline XBRL Taxonomy Extension Schema Document +
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document +
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document +
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document +
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document +
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibit 101)

* Indicates a management contract or any compensatory plan, contract or arrangement.
+ Filed herewith.
** Registrant has omitted portions of the referenced exhibit and submitted such exhibit separately with a request for confidential treatment under Rule 24b-2 promulgated under the Exchange Act.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energous Corporation

Dated: March 30, 2023   By: /s/ Cesar Johnston
                                Cesar Johnston
                                Chief Executive Officer (Principal Executive
                                Officer)

Dated: March 30, 2023   By: /s/ William Mannina
                                William Mannina
                                Acting Chief Financial Officer (Principal
                                Financial Officer and Principal Accounting
                                Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of Energous Corporation, a Delaware corporation, do hereby constitute and appoint Cesar Johnston and William Mannina, and each of them individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Cesar Johnston Cesar Johnston	Chief Executive Officer (Principal Executive Officer)	March 30, 2023
/s/ William Mannina William Mannina	Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2023
/s/ Reynette Au Reynette Au	Director and Board Chair	March 30, 2023
/s/ Rahul Patel Rahul Patel	Director	March 30, 2023
/s/ Sheryl Wilkerson Sheryl Wilkerson	Director	March 30, 2023
/s/ J. Michael Dodson J. Michael Dodson	Director	March 30, 2023
/s/ David Roberson David Roberson	Director	March 30, 2023